UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Campinas, May 7, 2019 – CPFL Energia S.A. (B3: CPFE3 and NYSE: CPL), announces its 1Q19 results. The financial and operational information herein, unless otherwise indicated, is presented on a consolidated basis and is in accordance with the applicable legislation. Comparisons are relative to 1Q18, unless otherwise stated.

CPFL ENERGIA ANNOUNCES ITS 1Q19 RESULTS

Indicators (R$ Million)	1Q19	1Q18	Var.
Sales within the Concession Area - GWh	17,731	17,185	3.2%
Captive Market	12,407	11,983	3.5%
Free Client	5,323	5,201	2.3%
Gross Operating Revenue	10,788	9,637	11.9%
Net Operating Revenue	7,127	6,375	11.8%
EBITDA(1)	1,531	1,366	12.1%
Net Income	570	419	36.0%
Investments(2)	445	426	4.6%

Notes:

(1)   EBITDA is calculated from the sum of net income, taxes, financial result, depreciation/amortization, as CVM Instruction no. 527/12. See the calculation in item 4.6 of this report;

(2)   Includes investments related to the transmission segment; according to the requirements of IFRIC 15, it was recorded as “Contractual Asset of Transmission Companies” (in other credits). Does not include special obligations.

1Q19 HIGHLIGHTS

•      Increase of 3.2% in sales within the concession area, highlighting the growths of the residential (+8.4%) and commercial (+5.1%) classes;

•      EBITDA of R$ 1,531 million, growth of 12.1%;

•      Net Income of R$ 570 million, growth of 36.0%;

•      Net debt of R$ 14.9 billion and leverage of 2.70x Net Debt/EBITDA;

•      Investments of R$ 445 million;

•      CPFL Paulista’s tariff adjustment, in Apr-19: (i) increase of 9.63% of the parcel B, from R$ 2,310 million to R$ 2,532 million, and (ii) average effect of +8.66% to be perceived by the consumers.

1Q19 Results | May 7, 2019

INDEX

1) MESSAGE FROM THE CEO	4

2) ENERGY SALES	5
2.1) Sales within the Distributors Concession Area	5
2.1.1) Sales by Segment Concession Area	6
2.1.2) Sales to the Captive Market	6
2.1.3) Free Clients	7
2.2) Generation Installed Capacity	7

3) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL STATEMENTS
CONSOLIDATION	8
3.1) Consolidation of CPFL Renováveis Financial Statements	10
3.2) Consolidation of RGE Sul Financial Statements	10
3.3) Economic-Financial Performance Presentation	10
3.4) Consolidation of Transmission Companies	10

4) ECONOMIC-FINANCIAL PERFORMANCE	11
4.1) Opening of economic-financial performance by business segment	11
4.2) Sectoral Financial Assets and Liabilities	12
4.3) Operating Revenue	12
4.4) Cost of Electric Energy	13
4.5) Operating Costs and Expenses	14
4.6) EBITDA	15
4.7) Financial Result	16
4.8) Net Income	17

5) INDEBTEDNESS	18
5.1) Debt (IFRS)	18
5.1.1) Debt Amortization Schedule in IFRS (Mar-19)	19
5.2) Debt in Financial Covenants Criteria	20
5.2.1) Indexation and Debt Cost in Financial Covenants Criteria	20
5.2.2) Net Debt in Financial Covenants Criteria and Leverage	21

6) INVESTMENTS	21
6.1) Actual Investments	21
6.2) Investments Forecasts	22

7) ALLOCATION OF RESULTS	23

8) STOCK MARKETS	23
8.1) Stock Performance	23
8.2) Daily Average Volume	24

9) CORPORATE GOVERNANCE	25

10) SHAREHOLDERS STRUCTURE	26

11) PERFORMANCE OF THE BUSINESS SEGMENTS	27
11.1) Distribution Segment	27
11.1.1) Economic-Financial Performance	27
11.1.1.1) Sectoral Financial Assets and Liabilities	27
11.1.1.2) Operating Revenue	28
11.1.1.3) Cost of Electric Energy	29
11.1.1.4) Operating Costs and Expenses	30
11.1.1.5) EBITDA	32

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1Q19 Results | May 7, 2019

11.1.1.6) Financial Result	32
11.1.1.7) Net Income	33
11.1.2) Tariff Events	33
11.1.3) Operating Performance of Distribution	35
11.2) Commercialization and Services Segments	36
11.2.1) Commercialization Segment	36
11.2.2) Services Segment	37
11.3) Conventional Generation Segment	38
11.3.1) Economic-Financial Performance	38
11.3.1.1) Operating Revenue	38
11.3.1.2) Cost of Electric Power	38
11.3.1.3) Operating Costs and Expenses	39
11.3.1.4) Equity Income	40
11.3.1.5) EBITDA	41
11.3.1.6) Financial Result	41
11.3.1.7) Net Income	42
11.4) CPFL Renováveis	42
11.4.1) Economic-Financial Performance	42
11.4.1.1) Operating Revenue	43
11.4.1.2) Cost of Electric Power	43
11.4.1.3) Operating Costs and Expenses	43
11.4.1.4) EBITDA	44
11.4.1.5) Financial Result	45
11.4.1.6) Net Income	45
11.4.2) Status of Generation Projects 100% Participation	45

12) ATTACHMENTS	47
12.1) Statement of Assets CPFL Energia	47
12.2) Statement of Liabilities CPFL Energia	48
12.3) Income Statement CPFL Energia	49
12.4) Cash Flow CPFL Energia	50
12.5) Income Statement Conventional Generation Segment	51
12.6) Income Statement CPFL Renováveis	52
12.7) Income Statement Distribution Segment	53
12.8) Economic-Financial Performance by Distributor	54
12.9) Sales within the Concession Area by Distributor (In GWh)	55
12.10) Sales to the Captive Market by Distributor (in GWh)	56
12.11) Reconciliation of Net Debt/EBITDA Pro Forma ratio of CPFL Energia for purposes of financial
covenants calculation	57

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1Q19 Results | May 7, 2019

1) MESSAGE FROM THE CEO

The results from CPFL Group in the first quarter of 2019 reflected the growth of energy sales, as well as our discipline in cost and expense management.

The distribution segment had an increase in energy sales (+3.2%) in 1Q19. Residential and commercial classes registered market variations of +8.4% and +5.1%, respectively, reflecting the increase in temperature, mainly in the first two months of 2019. The industrial class registered market variation of -0.9%, still reflecting the slow recovery of economy activity.

CPFL group’s operating cash generation, measured by EBITDA, reached R$ 1,531 million in 1Q19 (+12.1%). We highlight the distribution segment, whose EBITDA reached R$ 980 million in 1Q19 (+23.6%), mainly reflecting the results coming from the conclusion of the tariff revision process (4th cycle) of CPFL Paulista, RGE Sul (both in April 2018) and RGE (in June 2018).

We continue working on value initiatives and in our investment plan (around R$ 11.9 billion for the next five years, being R$ 2.2 billion for 2019), with financial discipline, efforts and commitment of our teams. We invested R$ 445 million in 1Q19.

CPFL Energia’s capital structure and consolidated leverage remained at adequate levels. The Company’s net debt reached 2.70 times EBITDA at the end of the quarter, under the criteria to measure our financial covenants, lower than in the previous quarter.

Finally, CPFL’s management remains optimistic about the advances of the Brazilian electricity sector and remains confident in its business platform, which is increasingly prepared and well positioned to face the challenges and opportunities in the country.

Gustavo Estrella

CEO of CPFL Energia

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1Q19 Results | May 7, 2019

2) ENERGY SALES

2.1) Sales within the Distributors’ Concession Area

Sales within the Concession Area - GWh
	1Q19	1Q18	Var.
Captive Market	12,407	11,983	3.5%
Free Client	5,323	5,201	2.3%
Total	17,731	17,185	3.2%

In 1Q19, sales within the concession area, achieved by the distribution segment, totaled 17,731 GWh, an increase of 3.2%. Sales to the captive market totaled 12,407 GWh in 1Q19, an increase of 3.5%. The quantity of energy, in GWh, which corresponds to the consumption of free clients in the concession area of group’s distributors, billed through the Tariff for the Usage of the Distribution System (TUSD), reached 5,323 GWh in 1Q19, an increase of 2.3%.

Sales within the Concession Area - GWh
	1Q19	1Q18	Var.	Part.
Residential	5,604	5,172	8.4%	31.6%
Industrial	5,943	5,994	-0.9%	33.5%
Commercial	3,094	2,945	5.1%	17.5%
Others	3,090	3,074	0.5%	17.4%
Total	17,731	17,185	3.2%	100.0%

Note: The tables with sales within the concession area by distributor are attached to this report in item 12.9.

Noteworthy in 1Q19, in the concession area:

•        Residential and Commercial classes (31.6% and 17.5% of total sales, respectively): increases of 8.4% and 5.1%, respectively. Highlights for residential class of CPFL Piratininga (+8.9%), RGE (+8.6%) and CPFL Santa Cruz (+9.4%). Highlights for commercial class of CPFL Paulista (+5.7%), CPFL Piratininga (+7.0%) and CPFL Santa Cruz (+9.0%). This result was due to the increase in temperature, mainly in the first two months of 2019.

•        Industrial class (33.5% of total sales): reduction of 0.9%, reflecting the low economic activity.

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1Q19 Results | May 7, 2019

2.1.1) Sales by Segment – Concession Area

Note: in parentheses, the variation in percentage points from 1Q18 to 1Q19.

2.1.2) Sales to the Captive Market

Sales to the Captive Market - GWh
	1Q19	1Q18	Var.
Residential	5,604	5,172	8.4%
Industrial	1,402	1,504	-6.8%
Commercial	2,398	2,323	3.2%
Others	3,004	2,984	0.7%
Total	12,407	11,983	3.5%

Note: The tables with captive market sales by distributor are attached to this report in item 12.10.

Sales to the captive market totaled 12,407 GWh in 1Q19, an increase of 3.5% (424 GWh), mainly due to the performance of the residential class (+8.4%); the performance of industrial (-6.8%) and commercial (+3.2%) classes, reflects the migration of customers to the free market.

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1Q19 Results | May 7, 2019

2.1.3) Free Clients

Free Client - GWh
	1Q19	1Q18	Var.
Industrial	4,541	4,490	1.1%
Commercial	697	622	12.0%
Others	86	90	-4.2%
Total	5,323	5,201	2.3%

Free Client by Distributor - GWh
	1Q19	1Q18	Var.
CPFL Paulista	2,515	2,434	3.3%
CPFL Piratininga	1,479	1,529	-3.3%
RGE	1,152	1,093	5.4%
CPFL Santa Cruz	177	145	21.9%
Total	5,323	5,201	2.3%

2.2) Generation Installed Capacity

In 1Q19, the Generation installed capacity of CPFL Energia group, considering the proportional stake in each project, is of 3,272 MW.

Generation Installed Capacity

Total: 3,272 MW

Note: Take into account CPFL Energia’s 51.56% stake in CPFL Renováveis.

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1Q19 Results | May 7, 2019

3) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL STATEMENTS CONSOLIDATION

The interests directly or indirectly held by CPFL Energia in its subsidiaries and jointly-owned entities are described below. Except for: (i) the jointly-owned entities ENERCAN, BAESA, Foz do Chapecó and EPASA, that, as from January 1, 2013 are no longer proportionally consolidated in the Company’s financial statements, being their assets, liabilities and results accounted for using the equity method of accounting, and (ii) the investment in Investco S.A. recorded at cost by the subsidiary Paulista Lajeado, the other units are fully consolidated.

As of March 31, 2019 and 2019, the participation of non-controlling interests stated in the consolidated statements refers to the third-party interests in the subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis.

Since November 1st, 2016 CPFL Energia is considering the full consolidation of RGE Sul.

Energy distribution	Company Type	Equity Interest	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession
Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Countryside of São Paulo	234	4,516	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Countryside and seaside of São Paulo	27	1,760	30 years	October 2028
RGE Sul Distribuidora de Energia S.A. ("RGE") (a)	Publicly-quoted corporation	Direct and Indirect 100%	Countryside of Rio Grande do Sul	381	2,888	30 years	November 2027
Companhia Jaguari de Energia ("CPFL Santa Cruz")	Private corporation	Direct 100%	Countryside of São Paulo, Paraná and Minas Gerais	45	458	30 years	July 2045

Note:

(a)    On December 31, 2018, was approved the grouping of the concessions of the distribution companies RGE Sul Distribuidora de Energia S.A. (“RGE Sul”)  and Rio Grande Energia S.A. (“RGE”), considering RGE Sul as the Merging Company and RGE as the Merged Company;

Energy generation (conventional and renewable sources)	Company Type	Equity Interest	Location (State)	Number of plants / type of energy	Installed capacity
					Total	CPFL participation
CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	São Paulo and Goiás	3 Hydroelectric (b)	1,295	678
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Rio Grande do Sul	3 Hydroelectric	360	234
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Private corporation	Indirect 51% (c)	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855	436
Campos Novos Energia S.A. ("ENERCAN")	Private corporation	Indirect 48.72%	Santa Catarina	1 Hydroelectric	880	429
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-quoted corporation	Indirect 25.01%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690	173
Centrais Elétricas da Paraíba S.A. ("EPASA")	Private corporation	Indirect 53.34%	Paraíba	2 Thermoelectric	342	182
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59.93% (d)	Tocantins	1 Hydroelectric	903	38
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Indirect 51.56%	See chapter 11.4.2	See chapter 11.4.2	See chapter 11.4.2	See chapter 11.4.2
CPFL Centrais Geradoras Ltda. ("CPFL Centrais Geradoras")	Limited company	Direct 100%	São Paulo and Minas Gerais	6 MHPPs	4	4
Transmission	Company Type		Core activity		Equity Interest
CPFL Transmissão Piracicaba S.A. ("CPFL Piracicaba")	Privately-held corporation		Electric energy transmission services		Indirect 100%
CPFL Transmissão Morro Agudo S.A. ("CPFL Morro Agudo")	Privately-held corporation		Electric energy transmission services		Indirect 100%
CPFL Transmissão Maracanaú S.A. ("CPFL Maracanaú")	Privately-held corporation		Electric energy transmission services		Indirect 100%
CPFL Transmissão Sul I S.A. ("CPFL Sul I")	Privately-held corporation		Electric energy transmission services		Indirect 100%
CPFL Transmissão Sul II S.A. ("CPFL Sul II")	Privately-held corporation		Electric energy transmission services		Indirect 100%

Notes:

(b)    CPFL Geração holds 51.54% of the assured power and power of the Serra da Mesa HPP, whose concession belongs to Furnas. The Cariobinha HPP and the Carioba TPP projects are deactivated pending the position of the Ministry of Mines and Energy on the anticipated closure of its concession and are not included in the table;

(c)     The joint venture Chapecoense fully consolidates the interim financial statements of its direct subsidiary, Foz de Chapecó;

(d)    Paulista Lajeado has a 7% participation in the installed power of Investco S.A. (5.94% share of its capital).

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1Q19 Results | May 7, 2019

Energy commercialization	Company Type	Core activity	Equity Interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%
CPFL Brasil Varejista S.A. ("CPFL Brasil Varejista")	Private corporation	Energy commercialization	Indirect 100%

Services	Company Type	Core activity	Equity Interest
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
NECT Serviços Administrativos Ltda. ("Nect")	Limited company	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited company	Billing and collection services	Direct 100%
CPFL Eficiência Energética S.A. ("CPFL Eficiência")	Private corporation	Management in Energy Efficiency	Direct 100%
TI Nect Serviços de Informática Ltda. ("Authi")	Limited company	IT services	Direct 100%
CPFL GD S.A. ("CPFL GD")	Private corporation	Electric energy generation services	Indirect 100%

Others	Company Type	Core activity	Equity Interest
CPFL Jaguari de Geração de Energia Ltda. ("Jaguari Geração")	Limited company	Venture capital company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense")	Private corporation	Venture capital company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%
CPFL Telecom S.A. ("CPFL Telecom")	Private corporation	Telecommunication services	Direct 100%

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1Q19 Results | May 7, 2019

3.1) Consolidation of CPFL Renováveis Financial Statements

On March 31, 2019, CPFL Energia indirectly held 51.56% of CPFL Renováveis, through its subsidiary CPFL Geração. CPFL Renováveis has been fully consolidated (100%, line by line), in CPFL Energia’s financial statements since August 1, 2011, and the interest held by the non-controlling shareholders has been mentioned bellow the net income line (in the Financial Statements), as “Non-Controlling Shareholders’ Interest”, and in the Shareholders Equity (in the Balance Sheet) in the line with the same name.

3.2) Consolidation of RGE Sul Financial Statements

On March 31, 2019, CPFL Energia held the following stake in the capital stock of RGE Sul: 89.0107%, directly, and 10.9893%, indirectly, through CPFL Brasil. RGE Sul has been fully consolidated (100%, line by line), in CPFL Energia’s financial statements since November 1st, 2016.

3.3) Economic-Financial Performance Presentation

In accordance with U.S. SEC (Securities and Exchange Commission) guidelines and pursuant to items 100(a) and (b) of Regulation G, with the disclosure of 4Q16/2016 results, in order to avoid the disclosure of non-GAAP measures, we no longer disclose the economic-financial performance considering the proportional consolidation of the generation projects and the adjustment of the numbers for non-recurring items, focusing the disclosure in the IFRS criterion. Only in chapter 5, of Indebtedness, we continue presenting the information in the financial covenants criterion, considering that the proper reconciliation with the numbers in the IFRS criterion are presented in item 12.11 of this report.

3.4) Consolidation of Transmission Companies

As of 4Q17, the subsidiaries CPFL Transmissão Piracicaba and CPFL Transmissão Morro Agudo are consolidated in the financial statements of the segment "Conventional Generation".

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1Q19 Results | May 7, 2019

4) ECONOMIC-FINANCIAL PERFORMANCE

Consolidated Income Statement - CPFL ENERGIA (R$ Million)
	1Q19	1Q18	Var.
Gross Operating Revenue	10,788	9,637	11.9%
Net Operating Revenue	7,127	6,375	11.8%
Cost of Electric Power	(4,484)	(4,014)	11.7%
Operating Costs & Expenses	(1,603)	(1,470)	9.0%
EBIT	1,041	891	16.9%
EBITDA[1]	1,531	1,366	12.1%
Financial Income (Expense)	(220)	(308)	-28.4%
Income Before Taxes	906	668	35.6%
Net Income	570	419	36.0%

Note: (1) EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization, according to CVM Instruction no. 527/12. See the calculation in item 4.6 of this report.

4.1) Opening of economic-financial performance by business segment

Income Statement by business segment - CPFL Energia (R$ million)
	Distribution	Conventional Generation	Renewable Generation	Commerciali-zation	Services	Others	Eliminations	Total
1Q19
Net operating revenue	5,936	269	334	760	146	-	(318)	7,127
Operating costs and expenses	(4,957)	(51)	(142)	(730)	(110)	(11)	318	(5,682)
Depreciation e amortization	(192)	(30)	(161)	(1)	(6)	(16)	-	(404)
Income from electric energy service	788	188	31	30	30	(27)	-	1,041
Equity accounting	-	86	-	-	-	-	-	86
EBITDA	980	304	192	31	36	(11)	-	1,531
Financial result	(60)	(44)	(112)	(8)	0	3	-	(220)
Income (loss) before taxes	728	230	(80)	22	30	(24)	-	906
Income tax and social contribution	(263)	(46)	(13)	(8)	(7)	0	-	(336)
Net income (loss)	465	184	(93)	15	23	(24)	-	570

1Q18
Net operating revenue	5,201	281	384	710	112	-	(313)	6,375
Operating costs and expenses	(4,408)	(42)	(156)	(702)	(89)	(9)	313	(5,094)
Depreciation e amortization	(181)	(30)	(158)	(1)	(6)	(16)	-	(390)
Income from electric energy service	612	210	70	7	17	(25)	-	891
Equity accounting	-	85	-	-	-	-	-	85
EBITDA	792	325	228	8	23	(9)	-	1,366
Financial result	(105)	(68)	(129)	(7)	(0)	2	-	(308)
Income (loss) before taxes	507	227	(59)	(0)	17	(23)	-	668
Income tax and social contribution	(187)	(45)	(13)	(0)	(4)	0	-	(249)
Net income (loss)	321	182	(73)	(0)	13	(23)	-	419

Variation
Net operating revenue	14.1%	-4.3%	-12.9%	7.1%	30.4%	-	1.8%	11.8%
Operating costs and expenses	12.4%	23.2%	-8.7%	3.9%	23.3%	15.8%	1.8%	11.6%
Depreciation e amortization	6.4%	-1.5%	1.8%	-15.1%	7.2%	0.0%	-	3.7%
Income from electric energy service	28.7%	-10.1%	-55.1%	321.5%	75.1%	5.9%	-	16.9%
Equity accounting	-	0.5%	-	-	-	-	-	0.5%
EBITDA	23.6%	-6.5%	-15.7%	295.0%	58.5%	15.8%	-	12.1%
Financial result	-43.1%	-35.1%	-13.5%	5.9%	-	42.2%	-	-28.4%
Income (loss) before taxes	43.6%	1.3%	35.7%	-	80.0%	3.1%	-	35.6%
Income tax and social contribution	40.9%	1.1%	-4.7%	2480.8%	86.2%	-79.3%	-	35.0%
Net income (loss)	45.1%	1.4%	28.3%	-	78.1%	4.1%	-	36.0%

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1Q19 Results | May 7, 2019

Note: an analysis of the economic-financial performance by business segment is presented in chapter 11.

4.2) Sectoral Financial Assets and Liabilities

In 1Q19, it was accounted the total sectoral financial liabilities in the amount of R$ 324 million, compared to the total sectoral financial assets in the amount of R$ 374 million in 1Q18, a variation of R$ 697 million.

On March 31, 2019, the balance of these sectoral financial assets and liabilities was positive in R$ 1,212 million, compared to a positive balance of R$ 1,508 million on December 31, 2018 and a positive balance of R$ 596 million on March 31, 2018.

As established by the applicable regulation, any sectoral financial assets or liabilities shall be included in the tariffs of the distributors in their respective annual tariff events.

4.3) Operating Revenue

In 1Q19, gross operating revenue reached R$ 10,788 million, representing an increase of 11.9% (R$ 1,150 million). Deductions from the gross operating revenue was of R$ 3,660 million in 1Q19, representing an increase of 12.2% (R$ 397 million). Net operating revenue reached R$ 7,127 million in 1Q19, registering an increase of 11.8% (R$ 753 million).

The main factors that affected the net operating revenue were:

•      Increase of revenues in the Distribution segment, in the amount of R$ 735 million (for more details, see item 11.1.1.2);

•      Increase of revenues in the Commercialization segment, in the amount of R$ 50 million;

•      Increase of revenues in the Services segment, in the amount of R$ 34 million;

Partially offset by:

•      Reduction of revenues in the Renewable Generation segment, in the amount of R$ 49 million;

•      Reduction of revenues in the Conventional Generation segment, in the amount of R$ 12 million;

•      Reduction of R$ 6 million, due to eliminations.

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4.4) Cost of Electric Energy

Cost of Electric Energy (R$ Million)
	1Q19	1Q18	Var.
Cost of Electric Power Purchased for Resale
Energy from Itaipu Binacional	657	558	17.7%
PROINFA	105	86	22.1%
Energy Purchased through Auction in the Regulated Environment, Bilateral Contracts and Energy Purchased in the Spot Market	3,572	2,975	20.1%
PIS and COFINS Tax Credit	(382)	(318)	20.0%
Total	3,953	3,301	19.7%

Charges for the Use of the Transmission and Distribution System
Basic Network Charges	498	567	-12.2%
Itaipu Transmission Charges	67	62	7.0%
Connection Charges	47	32	47.3%
Charges for the Use of the Distribution System	13	10	35.5%
System Service Usage Charges - ESS	(41)	47	-
Reserve Energy Charges - EER	-	66	-100.0%
PIS and COFINS Tax Credit	(53)	(72)	-26.2%
Total	531	712	-25.4%

Cost of Electric Energy	4,484	4,014	11.7%

In 1Q19, the cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 4,484 million, registering an increase of 11.7% (R$ 470 million).

The factors that explain these variations follow below:

•      The cost of electric power purchased for resale reached R$ 3,953 million in 1Q19, an increase of 19.7% (R$ 651 million), due to the following factors:

                   (i)        Increase of 20.1% (R$ 597 million) in the cost of energy purchased through auction in the regulated environment, bilateral contracts and energy purchased in the spot market, due to the increases of 9.8% in the average purchase price (R$ 211.19/MWh in 1Q19 vs. R$ 192.33/MWh in 1Q18) and of 9.3% (1,446 GWh) in the volume of purchased energy;

               (i)          Increase of 17.7% (R$ 99 million) in the cost of energy from Itaipu, due to the increase of 18.5% in the average purchase price (R$ 241.63/MWh in 1Q19 vs. R$ 203.86/MWh in 1Q18), partially offset by the reduction of 0.7% (19 GWh) in the volume of purchased energy;

                 (ii)        Increase of 22.1% (R$ 19 million) in the amount of PROINFA cost, due to the increases of 21.7% in the average purchase price (R$ 407.84/MWh in 1Q19 vs. R$ 335.19/MWh in 1Q18) and of 0.3% (1 GWh) in the volume of purchased energy;

Partially offset by:

                (iii)        Reduction of 20.0% (R$ 64 million) in PIS and COFINS tax credits (cost reducer), generated from the energy purchase;

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•        Charges for the use of the transmission and distribution system reached R$ 531 million in 1Q19, a reduction of 25.4% (R$ 181 million), due to the following factors:

                   (i)        Variation of R$ 88 million in the System Service Usage Charges – ESS, from an expense of R$ 47 million in 1Q18 to a revenue of R$ 41 million in 1Q19;

                 (ii)        Reduction of 12.2% (R$ 69 million) in the basic network charges;

                (iii)        Reserve Energy Charges – EER of R$ 66 million in 1Q18;

Partially offset by:

                (iv)        Reduction of 26.2% (R$ 19 million) in PIS and COFINS tax credits (cost reducer), generated from the charges;

                 (v)        Increase of 47.3% (R$ 15 million) in charges for connection;

                (vi)        Increase of 7.0% (R$ 4 million) in Itaipu transmission charges;

              (vii)        Increase of 35.5% (R$ 3 million) in charges for usage of the distribution system.

4.5) Operating Costs and Expenses

Operating costs and expenses reached R$ 1,603 million in 1Q19, compared to R$ 1,470 million in 1Q18, an increase of 9.0% (R$ 133 million).

The factors that explain these variations follow below:

PMSO

Reported PMSO (R$ million)
	1Q19	1Q18	Variation
			R$ MM	%
Reported PMSO
Personnel	(348)	(338)	(10)	3.0%
Material	(67)	(63)	(4)	6.8%
Outsourced Services	(165)	(181)	16	-8.8%
Other Operating Costs/Expenses	(175)	(106)	(69)	65.6%
Allowance for doubtful accounts	(69)	(26)	(42)	159.7%
Legal and judicial expenses	(32)	(12)	(20)	160.8%
Others	(75)	(67)	(7)	11.2%
Total Reported PMSO	(755)	(687)	(68)	9.9%

The PMSO item reached R$ 755 million in 1Q19, compared to R$ 687 million in 1Q18, an increase of 9.9% (R$ 68 million), due to the following factors:

(i)	Personnel - increase of 3.0% (R$ 10 million), mainly due to the collective bargaining agreement – wages and benefits;
(ii)

Material - increase of 6.8% (R$ 4 million), due to the increase in maintenance of the fleet, lines and networks (R$ 8 million), partially offset by the reduction in maintenance of machinery, equipment and others (R$ 5 million);

(iii)

Outsourced services - reduction of 8.8% (R$ 16 million), mainly due to the primarization of services (R$ 27 million), partially offset by the maintenance of substations (R$ 8 million) and services related to electric energy billing (R$ 3 million);

(iv)	Other operational costs/expenses - increase of 65.6% (R$ 69 million), mainly due to:
✓ Increase of 159.7% (R$ 42 million) in allowance for doubtful account;

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✓  Increase of 160.8% (R$ 20 million) in legal and judicial expenses;

✓  Other effects (R$ 7 million).

Other operating costs and expenses

Other operating costs and expenses reached R$ 848 million in 1Q19, compared to R$ 783 million in 1Q18, registering an increase of 8.2% (R$ 65 million), due to the following factors:

•      Increase of 12.1% (R$ 45 million) in Costs of Building the Infrastructure item;

•      Increase of 4.3% (R$ 14 million) in Depreciation and Amortization item;

•      Increase of 25.2% (R$ 6 million) in Private Pension Fund item, due to the registration of the impacts of the 2019 actuarial report;

•      Increase of 0.8% (R$ 1 million) in Amortization of Intangible of Concession Asset item.

4.6) EBITDA

In 1Q19, EBITDA reached R$ 1,531 million, compared to R$ 1,366 million in 1Q18, registering an increase of 12.1% (R$ 165 million).

EBITDA is calculated according to CVM Instruction no. 527/12 and showed in the table below:

EBITDA and Net Income conciliation (R$ million)
	1Q19	1Q18	Var.
Net Income	570	419	36.0%
De preciation and Amortization	405	390
Financial Result	220	308
Income Tax / Social Contribution	336	249
EBITDA	1,531	1,366	12.1%

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4.7) Financial Result

Financial Result (R$ Million)
	1Q19	1Q18	Var.
Revenues
Income from Financial Investments	49	66	-26.8%
Additions and Late Payment Fines	75	70	8.3%
Fiscal Credits Update	1	3	-51.7%
Judicial Deposits Update	9	9	1.1%
Monetary and Foreign Exchange Updates	8	23	-63.7%
Discount on Purchase of ICMS Credit	7	7	2.1%
Sectoral Financial Assets Update	28	7	287.5%
PIS and COFINS - over Other Financial Revenues	(10)	(12)	-11.0%
Others	40	25	61.3%
Total	207	197	4.8%

Expenses
Debt Charges	(295)	(343)	-14.0%
Monetary and Foreign Exchange Updates	(85)	(119)	-28.3%
(-) Capitalized Interest	6	6	-10.0%
Sectoral Financial Liabilities Update	-	(5)	-100.0%
Use of Public Asset	(2)	(4)	-49.3%
Others	(50)	(40)	23.9%
Total	(427)	(505)	-15.5%

Financial Result	(220)	(308)	-28.4%

In 1Q19, net financial expense was of R$ 220 million, a reduction of 28.4% (R$ 87 million) compared to the net financial expense of R$ 308 million reported in 1Q18.

The items explaining these variations in Financial Result are as follows:

•        Financial Revenues: increase of 4.8% (R$ 9 million), from R$ 197 million in 1Q18 to R$ 207 million in 1Q19, mainly due to the following factors:

(i)               Increase of 287.5% (R$ 20 million) in sectoral financial assets update;

(ii)              Increase of 61.3% (R$ 15 million) in other financial revenues;

(iii)            Increase of 8.3% (R$ 6 million) in additions and late payment fines;

(iv)            Reduction of 11.0% (R$ 1 million) in PIS and COFINS over Interest on Own Capital (revenue reducer);

Partially offset by:

(v)             Reduction of 26.8% (R$ 18 million) in the income from financial investments, due to the reduction in the average balance of investments;

(vi)            Reduction of 63.7% (R$ 14 million) in the monetary and foreign exchange updates, due to the reductions: (a) of R$ 11 million in revenues from fines, interest and monetary adjustment relating to installment payments made by consumers, and (b) of R$ 7 million in gains with the zero-cost collar derivative1; partially offset by the increases (c) of R$ 3 million in other monetary and foreign exchange updates, and (d) of R$ 1 million  in the update of the balance of tariff subsidies, as determined by ANEEL;

1 In 2015, subsidiary CPFL Geração contracted US$ denominated put and call options, involving the same financial institution as counterpart, and which on a combined basis are characterized as an operation usually known as zero-cost collar. The contracting of this operation does not involve any kind of speculation, inasmuch as it is aimed at minimizing any negative impacts on future revenues of the joint venture ENERCAN, which has electric energy sale agreements with annual restatement of part of the tariff based on the variation in the US$. In addition, according to Management’s view, the scenario was favorable for contracting this type of financial instrument, considering the high volatility implicit in dollar options and the fact that there was no initial cost for same.

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(vii)           Reduction of 51.7% (R$ 1 million) in fiscal credits update.

•        Financial Expenses: reduction of 15.5% (R$ 78 million), from R$ 505 million in 1Q18 to R$ 427 million in 1Q19, mainly due to the following factors:

(i)               Reduction of 14.0% (R$ 48 million) of debt charges in local currency, due to the reduction in the average balance of debt;

(ii)              Reduction of 28.3% (R$ 34 million) in the monetary and foreign exchange updates, due to: (a) the mark-to-market positive effect for financial operations under Law 4,131 – non-cash effect (R$ 33 million), and (b) the reduction of debt charges in foreign currency, with swap to CDI interbank rate (R$ 1 million);

(iii)            Sectoral financial liabilities update in 1Q18, in the amount of R$ 5 million;

(iv)            Reduction of 49.3% (R$ 2 million) in the financial expenses with the Use of Public Asset (UBP).

Partially offset by:

(v)             Increase of 23.9% (R$ 10 million) in other financial expenses;

(vi)            Reduction of 10.0% (R$ 1 million) in capitalized interest (expense reducer).

4.8) Net Income

Net income was of R$ 570 million in 1Q19, registering an increase of 36.0% (R$ 151 million) if compared to the net income of R$ 419 million observed in 1Q18.

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5) INDEBTEDNESS

5.1) Debt (IFRS)

Note: for debt linked to foreign currency (24.0% of total in 1Q19), swap operations are contracted, aiming the protection of the foreign exchange and the rate linked to the contract.

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Net Debt in IFRS

IFRS | R$ Million	1Q19	1Q18	Var. %
Financial Debt (including hedge)	(19,891)	(20,427)	-2.6%
(+) Available Funds	3,441	3,029	13.6%
(=) Net Debt	(16,450)	(17,398)	-5.4%

5.1.1) Debt Amortization Schedule in IFRS (Mar-19)

CPFL Energia has a large market access to liquidity sources through diversified funding alternatives, either through local market financing lines such as debenture issues, BNDES and other development banks, or through financing lines in the foreign market. This access to credit for the CPFL group is currently strengthened by the support of its shareholding structure, as State Grid gives greater robustness to CPFL group in financial market.

Notes:

1)    Considers only the principal of the debt of R$ 19,859 million. In order to reach the value of debt in IFRS, of R$ 19,891 million, should be included charges and the mark-to-market (MTM) effect and cost with funding;

2)    Short-term (April 2019 – March 2020) = R$ 3,471 million.

The cash position at the end of 1Q19 had a coverage ratio of 0.99x the amortizations of the next 12 months, enough to honor all amortization commitments until the beginning of 2020. The average amortization term, calculated from this schedule, is of 3.10 years.

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Gross Debt Cost1 in IFRS criteria

Note: (1) as of 2Q17, CPFL Energia started to calculate its debt average cost considering the end of the period, to better reflect the variations on interest rates.

5.2) Debt in Financial Covenants Criteria

5.2.1) Indexation and Debt Cost in Financial Covenants Criteria

Indexation1 After Hedge2 in Financial Covenants Criteria – 1Q18 vs. 1Q19

1Q18
CDI
26%
Inflation
6%
Pre-fixed
TJLP
16%
52%

1Q19
Inflation
6%
CDI
68%
21%
TJLP
4%
Pre-fixed

1) Considering proportional consolidation of CPFL Renováveis, CERAN, ENERCAN, Foz do Chapecó and EPASA;

2) For debt linked to foreign currency (26.5% of total), swap operations are contracted, aiming the protection of the foreign exchange and the rate linked to the contract.

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5.2.2) Net Debt in Financial Covenants Criteria and Leverage

In 1Q19 Proforma Net Debt totaled R$ 14,902 million, a reduction of 4.4% compared to net debt position at the end of 1Q18, in the amount of R$ 15,585 million.

Covenant Criteria (*) - R$ Million	1Q19	1Q18	Var.
Financial Debt (including hedge)1	(18,048)	(18,241)	-1.1%
(+) Available Funds	3,145	2,656	18.4%
(=) Net Debt	(14,902)	(15,585)	-4.4%
EBITDA Proforma2	5,515	4,708	17.2%
Net Debt / EBITDA	2.70	3.31	-18.4%

1) Considering proportional consolidation of CPFL Renováveis, CERAN, ENERCAN, Foz do Chapecó and EPASA;

2) Proforma EBITDA in the financial covenants criteria: adjusted according to equivalent participation of CPFL Energia in each of its subsidiaries, with the inclusion of regulatory assets and liabilities and the historical EBITDA of newly acquired projects.

In line with the criteria for calculation of financial covenants of loan agreements with financial institutions, net debt is adjusted according to the equivalent stake of CPFL Energia in each of its subsidiaries. Also, include in the calculation of Proforma EBITDA the effects of historic EBITDA of newly acquired projects. Considering that the Proforma Net Debt totaled R$ 14,902 million and Proforma EBITDA in the last 12 months reached R$ 5,515 million, the ratio Proforma Net Debt / EBITDA at the end of 1Q19 reached 2.70x.

6) INVESTMENTS

6.1) Actual Investments

Investments (R$ Million)
Segment	1Q19	1Q18	Var.
Distribution	404	366	10.1%
Generation - Conventional	1	1	16.0%
Transmission[1]	0	0	-68.2%
Generation - Renewable	33	44	-26.2%
Commercialization	1	1	-24.3%
Services and Others[2]	7	13	-44.5%
Total	445	426	4.6%

Note:

1) Investments related to the transmission segment, according to IFRIC 15, are recorded as “Contractual Asset of Transmission Companies” (in other credits). Investments of R$ 55 thousands in 1Q19 and R$ 172 thousands in 1Q18.

2) Others – basically refer to assets and transactions that are not related to the listed segments.

In 1Q19, investments were R$ 445 million, an increase of 4.6%, compared to R$ 426 million registered in 1Q18. We highlight investments made by CPFL Energia in the Distribution segment:

a.     Expansion and strengthening of the electric system;

b.     Electricity system maintenance and improvements;

c.      Operational infrastructure;

d.     Upgrade of management and operational support systems;

e.     Customer help services;

f.       Research and development programs;

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6.2) Investments Forecasts

On November 30, 2018, CPFL Energia’s Board of Directors approved Board of Executive Officers’ proposal for 2019 Annual Budget and 2020/2023 Multiannual Plan for the Company, which was previously discussed by the Budget and Corporate Finance Commission.

Investments Forecasts (R$ million)1

Total:
R$ 11,938 million
Distribution[3]:
R$ 10,094 million
Generation[4]:
R$ 1,028 million
Trading & Services:
R$ 175 million
Transmission:
R$ 642 million
2,066
3
56
237
1,770
2,174
58
64
145
1,907
2,565
348
30
83
2,105
2,447
217
26
95
2,109
2,410
19
27
289
2,076
2,341
29
416
1,897
2018 Actual
2019
2020
2021
2022
2023

Notes:

1) Constant currency;

2) Investment Plan released in 4Q18/2018 Earnings Release, from March 2019;

3) Disregard investments in Special Obligations (among other items financed by consumers);

4) Conventional + Renewable.

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7) ALLOCATION OF RESULTS

The Company’s Bylaws require the distribution of at least 25% of net income adjusted according to law, as dividends to its shareholders. The proposal for allocation of net income from the fiscal year is shown below:

Thousands of R$
Net income of the fiscal year - Individual	2,058,040
Realization of comprehensive income	25,117
Adjustments from previous years - IFRS 9/CPC 48 adoption	(82,607)
Reversion of statutory reserve - concession financial asset	826,600
Net income base for allocation	2,827,151
Legal reserve	(102,902)
Statutory reserve - working capital reinforcement	(2,235,465)
Minimum mandatory dividend	(488,785)

Minimum Mandatory Dividend (25%)

At the Annual General Shareholders’ Meeting (AGM), held on April 30, 2019, at 10:00 a.m., among other matters, it was declared the distribution and it was approved the payment of dividends by the Company, in the amount of R$ 488,784,574.40 (four hundred and eighty-eight million, seven hundred and eighty-four thousand, five hundred and seventy-four reais and forty centavos), equivalent to R$ 0.480182232 per common share issued by the Company.

Pursuant to paragraph 3 of article 205 of Law No. 6,404/76, the payment of dividends will be made in one single installment, until December 31, 2019, in a specific date to be informed in due course to the shareholders and to the market, without monetary update or incurring interest between the declaration date and the effective payment date.

Shareholders owning shares on April 30, 2019 will be entitled to receive the dividends. Shares will be traded “ex-dividend” at the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão, or “B3”) and at the New York Stock Exchange (NYSE) as of May 2, 2019.

Statutory Reserve – Working Capital Reinforcement

For this fiscal year, considering the current macro scenario with an incipient economic recovery, and also considering the uncertainties regarding hydrology, the Company’s Management proposed the allocation of R$ 2.235 million to the statutory reserve - working capital reinforcement.

8) STOCK MARKETS

8.1) Stock Performance

CPFL Energia is listed on both the B3 (Novo Mercado) and the New York Stock Exchange (NYSE) (ADR Level III), segments with the highest levels of corporate governance.

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B3				NYSE
Date	CPFE3 (R$)	IEE	IBOV	Date	CPL (US$)	DJBr20	Dow Jones
03/31/2019	R$ 30.48	57,449	95,415	03/31/2019	$ 15.52	23,618	25,929
12/31/2018	R$ 28.85	49,266	87,887	12/31/2018	$ 14.80	22,007	23,327
03/31/2018	R$ 24.91	41,445	85,366	03/31/2018	$ 15.00	25,170	24,103
QoQ	5.6%	16.6%	8.6%	QoQ	4.9%	7.3%	11.2%
YoY	22.4%	38.6%	11.8%	YoY	3.5%	-6.2%	7.6%

On March 31, 2019, CPFL Energia’s shares closed at R$ 30.48 per share on the B3 and US$ 15.52 per ADR on the NYSE, an appreciation in the quarter of 5.6% and 4.7%, respectively. Considering the variation in the last 12 months, the shares and ADRs presented an appreciation of 22.4% on the B3 and of 3.5% on the NYSE.

8.2) Daily Average Volume

The daily trading volume in 1Q19 averaged R$ 24.0 million, of which R$ 22.5 million on the B3 and R$ 1.4 million on the NYSE, representing a reduction of 25.5% in relation to 1Q18. The number of trades on the B3 decreased by 13.0%.

Note: Considers the sum of the average daily volume on the B3 and NYSE.

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9) CORPORATE GOVERNANCE

The corporate governance model adopted by CPFL Energia and its subsidiaries is based on the principles of transparency, equity, accountability and corporate responsibility.

In 2018, CPFL marked 14 years since being listed on the B3 and the New York Stock Exchange (“NYSE”). With more than 100 years of history in Brazil, the Company’s shares are listed on the Novo Mercado Special Listing Segment of the B3 with Level III ADRs, special segments for companies that comply with corporate governance best practices. All CPFL shares are common shares, entitling all shareholders the right to vote, as well as the tag along right with same conditions granted to the seller, in case of an offer which results in control transference.

CPFL’s Management is composed of the Board of Directors (“Board”), its decision-making authority, and the Board of Executive Officers, its executive body. The Board is responsible for defining the strategic business direction of the holding company and subsidiaries, and is composed of 9 members (of which 2 independent members), with terms of one year, eligible for reelection.

The Internal Regulation of the Board establishes the procedures for evaluating the directors, under the leadership of the Chairman, as well as their main duties and rights.

The Board set up three advisory committees (Management Processes, Risks and Sustainability, People Management and Related Parties), which support the Board in its decisions and monitor relevant and strategic themes, such as people and risk management, sustainability, the surveillance of internal audits, analysis of transactions with parties that are related to controlling shareholders and handling of incidents recorded through complaint hotlines and ethical conduct channels. Furthermore, 2 advisory commissions were set ad hoc, as foreseen in the Internal Regulation: Strategy and Finance and Budget, which support the Board in subjects related to the strategic plan, as well as the budget follow-up.

The Board of Executive Officers is composed of 1 Chief Executive Officer and 9 Vice Presidents, with terms of two years, eligible for reelection, responsible for executing the strategy of CPFL Energia and its subsidiaries as defined by the Board of Directors in line with corporate governance guidelines. To ensure alignment of governance practices, Executive Officers sit on the Boards of Directors of companies that form the CPFL group and nominate their respective executive officers.

CPFL has a permanent Fiscal Council, composed of 3 members, that also exercises the duties of Audit Committee, in line with Sarbanes-Oxley Law (SOX), applicable to foreign companies listed on U.S. stock exchanges.

The guidelines and documents on corporate governance are available at the Investor Relations website http://www.cpfl.com.br/ir.

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10) SHAREHOLDERS STRUCTURE

CPFL Energia is a holding company that owns stake in other companies. State Grid Corporation of China (SGCC) controls CPFL Energia through its subsidiaries State Grid International Development Co., Ltd, State Grid International Development Limited (SGID), International Grid Holdings Limited, State Grid Brazil Power Participações S.A. (SGBP) and ESC Energia S.A.:

STATE GRID
CORPORATION OF CHINA
94.75%
Free Float
5.25%
CPFL
ENERGIA
DISTRIBUTION
100% cpfl paulista
100% cpfl piratininga
100% RGE [1]
100% cpfl santa cruz
COMMERCIALIZATION
100% cpfl brasil [2]
100% cpfl meridional
99.95% cpfl sul geradora
100% cpfl cone sul
100% CPFL Brasil Varejista
100% cpfl planalto
SERVICES
100% cpfl serviços [2]
100% cpfl atende
100% cpfl total
100% Authi
100% N&CT
100% cpfl eficiência [2]
100% CPFL GD
GENERATION
100% Jaguari
59.93% Paulista Lajeado
5.94% Investco
100% CPFL Centrais Geradoras
UHE Serra da Mesa
51.54% [2]
100% cpfl geração
65% Ceran
25.01% BAESA
48.72% Enercan
53.34% Epasa
51% Foz do Chapecó
100% CPFL Transmissão Piracicaba S.A.
100% CPFL Transmissão Morro Agudo S.A.
100% CPFL Transmissão Maracanaú S.A.
RENEWABLE
51.56% CPFL RENOVÁVEIS
48.39%

Reference date: 03/31/2019

Notes:

(1) RGE is held by CPFL Energia (89.0107%) and CPFL Brasil (10.9893%).

(2) CPFL Soluções = CPFL Brasil + CPFL Serviços + CPFL Eficiência;

(3) 51.54% stake of the availability of power and energy of Serra da Mesa HPP, regarding the Power Purchase Agreement between CPFL Geração and Furnas;

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11) PERFORMANCE OF THE BUSINESS SEGMENTS

11.1) Distribution Segment

11.1.1) Economic-Financial Performance

Consolidated Income Statement - Distribution (R$ Million)
	1Q19	1Q18	Var.
Gross Operating Revenue	9,446	8,329	13.4%
Net Operating Revenue	5,936	5,201	14.1%
Cost of Electric Power	(3,877)	(3,451)	12.4%
Operating Costs & Expenses	(1,271)	(1,138)	11.7%
EBIT	788	612	28.7%
EBITDA(1)	980	792	23.6%
Financial Income (Expense)	(60)	(105)	-43.1%
Income Before Taxes	728	507	43.6%
Net Income	465	321	45.1%

Note:

(1)     EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

11.1.1.1) Sectoral Financial Assets and Liabilities

In 1Q19, total sectoral financial liabilities accounted for R$ 324 million, a variation of R$ 697 million if compared to 1Q18, when sectoral financial assets amounted to R$ 374 million.

On March 31, 2019, the balance of sectoral financial assets and liabilities was positive in R$ 1,212 million, compared to a positive balance of R$ 1,508 million on December 31, 2018 and a positive balance of R$ 596 million on March 31, 2018.

As established by the applicable regulation, any sectoral financial assets or liabilities shall be included in the tariffs of the distributors in their respective annual tariff events.

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11.1.1.2) Operating Revenue

Operating Revenue (R$ Million)
	1Q19	1Q18	Var.
Gross Operating Revenue
Revenue with Energy Sales (Captive + TUSD)	8,567	6,950	23.3%
Short-term Electric Energy	243	115	111.6%
Revenue from Building the Infrastructure of the Concession	415	370	12.1%
Sectoral Financial Assets and Liabilities	(324)	374	-
CDE Resources - Low-income and Other Tariff Subsidies	429	377	13.8%
Adjustments to the Concession's Financial Asset	64	65	-0.6%
Other Revenues and Income	52	79	-34.3%
Total	9,446	8,329	13.4%

Deductions from the Gross Operating Revenue
ICMS Tax	(1,740)	(1,400)	24.2%
PIS and COFINS Taxes	(794)	(736)	7.9%
CDE Sector Charge	(998)	(898)	11.1%
R&D and Energy Efficiency Program	(55)	(48)	16.3%
PROINFA	(39)	(35)	10.1%
Tariff Flags and Others	122	(7)	-
Others	(7)	(5)	26.4%
Total	(3,510)	(3,129)	12.2%

Net Operating Revenue	5,936	5,201	14.1%

In 1Q19, gross operating revenue amounted to R$ 9,446 million, an increase of 13.4% (R$ 1,117 million), due to the following factors:

•

Increase of 23.3% (R$ 1,617 million) in the revenue with energy sales (captive + free clients), due to: (i) the positive average tariff adjustment in the distribution companies for the period between 1Q18 and 1Q19 (highlight for the average increases of 16.90% in CPFL Paulista and 22.47% in RGE Sul, in April 2018, of 20.58% in RGE, in June 2018, and of 19.25% in CPFL Piratininga, in October 2018); and (ii) the increase of 3.2% in the sales volume within the concession area;

•	Increase of 111.6% (R$ 128 million) in Short-term Electric Energy;
•	Increase of 13.8% (R$ 52 million) in tariff subsidies (CDE resources);
•	Increase of 12.1% (R$ 45 million) in revenue from building the infrastructure of the concession;

Partially offset by:

•	Variation of R$ 697 million in the Sectoral Financial Assets/Liabilities, from a sectoral financial asset of R$ 374 million in 1Q18 to a sectoral financial liability of R$ 324 million in 1Q19;
•	Reduction of 34.3% (R$ 27 million) in Other Revenues and Income.

Deductions from the gross operating revenue were R$ 3,510 million in 1Q19, representing an increase of 12.2% (R$ 381 million), due to the following factors:

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•        Increase of 24.2% (R$ 340 million) in ICMS tax;

•        Increase of 11.1% (R$ 100 million) in the CDE sector charge;

•        Increase of 7.9% (R$ 58 million) in PIS and COFINS taxes;

•        Increase of 16.3% (R$ 8 million) in the R&D and Energy Efficiency Program.

•        Increase of 10.1% (R$ 4 million) in the PROINFA;

•        Increase of 26.4% (R$ 1 million) in other deductions from the gross operating revenue;

Partially offset by the following factor:

•        Variation of R$ 129 million in tariff flags approved by the CCEE, from an expense of R$ 7 million in 1Q18 to a revenue of R$ 122 million in 1Q19.

Net operating revenue reached R$ 5,936 million in 1Q19, representing an increase of 14.1% (R$ 735 million).

11.1.1.3) Cost of Electric Energy

Cost of Electric Energy (R$ Million)
	1Q19	1Q18	Var.
Cost of Electric Power Purchased for Resale
Energy from Itaipu Binacional	657	558	17.7%
PROINFA	105	86	22.1%
Energy Purchased through Auction in the Regulated Environment, Bilateral Contracts and Energy Purchased in the Spot Market	2,932	2,384	23.0%
PIS and COFINS Tax Credit	(324)	(265)	22.1%
Total	3,370	2,764	22.0%

Charges for the Use of the Transmission and Distribution System
Basic Network Charges	479	549	-12.7%
Itaipu Transmission Charges	67	62	7.0%
Connection Charges	45	30	53.0%
Charges for the Use of the Distribution System	9	5	60.4%
System Service Usage Charges - ESS	(41)	47	-
Reserve Energy Charges - EER	-	66	-
PIS and COFINS Tax Credit	(52)	(71)	-27.7%
Total	507	687	-26.2%

Cost of Electric Energy	3,877	3,451	12.4%

In 1Q19, the cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 3,877 million, representing an increase of 12.4% (R$ 426 million):

•         The cost of electric power purchased for resale was R$ 3,370 million in 1Q19, representing an increase of 22.0% (R$ 607 million), due to the following factors:

(i)           Increase of 23.0% (R$ 548 million) in the cost of energy purchased through auction in the regulated environment, bilateral contracts and energy purchased in the spot market, due to the increases of 10.4% in the average purchase price (from R$ 213.51/MWh in 1Q18 to R$ 235.78/MWh in 1Q19) and of 11.3% (1,267 GWh) in the volume of purchased energy;

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(ii)         Increase of 17.7% (R$ 99 million) in the cost of energy from Itaipu, due to the increase of 18.5% in the average purchase price (from R$ 203.86/MWh in 1Q18 to R$ 241.63/MWh in 1Q19), partially offset by the reduction of 0.7% (19 GWh) in the volume of purchased energy;

(iii)        Increase of 22.1% (R$ 19 million) in the cost of the Proinfa, due to the increases of 21.9% in the average purchase price (from R$ 335.19/MWh in 1Q18 to R$ 408.60/MWh in 1Q19) and of 0.1% (1 GWh) in the volume of purchased energy;

Partially offset by:

(iv)        Increase of 22.1% (R$ 59 million) in PIS and Cofins tax credit (cost reducer), generated from the energy purchase.

•         Charges for the use of the transmission and distribution system reached R$ 507 million in 1Q19, representing a reduction of 26.2% (R$ 180 million), due to the following factors:

(i)           Variation of R$ 88 million in the System Service Usage Charges – ESS, from an expense of R$ 47 million in 1Q18 to a revenue of R$ 41 million in 1Q19;

(ii)         Reduction of 12.7% (R$ 70 million) in charges for basic network;

(iii)        Reserve Energy Charges – EER in 1Q18, in the amount of R$ 66 million;

Partially offset by:

(iv)        Reduction of 27.7% (R$ 20 million) in PIS and Cofins tax credit (cost reducer), generated from the charges;

(v)         Increase of 53.0% (R$ 16 million) in connection  charges;

(vi)        Increase of 7.0% (R$ 4 million) in the Itaipu transmission charges;

(vii)      Increase of 60.4% (R$ 3 million) in the usage of the distribution system charges.

11.1.1.4) Operating Costs and Expenses

Operating costs and expenses reached R$ 1,271 million in 1Q19, compared to R$ 1,138 million in 1Q18, an increase of 11.7% (R$ 133 million).

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The factors that explain these variations follow below:

PMSO

Reported PMSO (R$ million)
	1Q19	1Q18	Variation
			R$ MM	%
Reported PMSO
Personnel	(226)	(224)	(2)	1.0%
Material	(46)	(40)	(6)	14.7%
Outsourced Services	(207)	(206)	(0)	0.1%
Other Operating Costs/Expenses	(158)	(95)	(63)	67.0%
Allowance for doubtful accounts	(68)	(26)	(42)	159.9%
Legal and judicial expenses	(31)	(11)	(19)	166.6%
Others	(59)	(57)	(2)	4.2%
Total Reported PMSO	(637)	(565)	(72)	12.7%

In 1Q19, PMSO reached R$ 637 million, an increase of 12.7% (R$ 72 million), compared to R$ 565 million in 1Q18.

Personnel – increase of 1.0% (R$ 2 million), mainly due to the collective bargaining agreement – wages and benefits;

Material – increase of 14.7% (R$ 6 million), mainly due to the increases in the replacement of material to the maintenance of lines and grid (R$ 3 million) and in the fleet maintenance (R$ 2 million);

Third party services – increase of 0.1% (R$ 0.2 million);

Other operating costs/expenses – increase of 67.0% (R$ 63 million), due to the increases in the following items: (a) allowance for doubtful accounts (R$ 42 million), (b) legal and judicial expenses (R$ 19 million), and (c) other costs/expenses (R$ 2 million).

Other operating costs and expenses

In 1Q19, other operating costs and expenses reached R$ 635 million, compared to R$ 573 million in 1Q18, registering an increase of 10.8% (R$ 62 million), with the variations below:

(i)

Increase of 12.1% (R$ 45 million) in cost of building the concession´s infrastructure. This item, which reached R$ 415 million in 1Q19, does not affect results, since it has its counterpart in “operating revenue”;

(ii)	Increase of 6.9% (R$ 12 million) in Depreciation and Amortization item;
(iii)	Increase of 25.3% (R$ 6 million) in Private Pension Fund item, due to the registration of the impacts of the 2019 actuarial report.

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11.1.1.5) EBITDA

EBITDA totaled R$ 980 million in 1Q19, compared to R$ 792 million in 1Q18, an increase of 23.6% (R$ 187 million).

Conciliation of Net Income and EBITDA (R$ million)
	1Q19	1Q18	Var.
Net income	465	321	45.1%
Depreciation and Amortization	192	181
Financial Results	60	105
Income Tax /Social Contribution	263	187
EBITDA	980	792	23.6%

11.1.1.6) Financial Result

Financial Result (R$ Million)
	1Q19	1Q18	Var.
Revenues
Income from Financial Investments	17	24	-28.6%
Additions and Late Payment Fines	74	68	9.1%
Fiscal Credits Update	1	2	-43.8%
Judicial Deposits Update	9	9	1.2%
Monetary and Foreign Exchange Updates	8	18	-55.5%
Discount on Purchase of ICMS Credit	7	7	2.1%
Sectoral Financial Assets Update	28	7	287.5%
PIS and COFINS - over Other Financial Revenues	(9)	(9)	-6.0%
Others	10	11	-9.4%
Total	145	136	6.4%

Expenses
Debt Charges	(140)	(145)	-3.3%
Monetary and Foreign Exchange Updates	(59)	(75)	-22.0%
(-) Capitalized Interest	6	4	48.4%
Sectoral Financial Liabilities Update	-	(5)	-100.0%
Others	(12)	(20)	-42.8%
Total	(205)	(241)	-15.1%

Financial Result	(60)	(105)	-43.1%

In 1Q19, the net financial result recorded a net financial expense of R$ 60 million, a reduction of 43.1% (R$ 45 million). The items explaining these changes are as follows:

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•       Financial Revenue: increase of 6.4% (R$ 9 million), from R$ 136 million in 1Q18 to R$ 145 million in 1Q19, mainly due to the following factors:

(i)	Increase of 287.5% (R$ 20 million) in sectoral financial assets update;
(ii)	Increase of 9.1% (R$ 6 million) in late payment interest and fines;
(iii)	Reduction of 6.0% (R$ 1 million) in PIS and Cofins on financial revenues (revenue reducer);

                    Partially offset by:

(iv)

Reduction of 55.5% (R$ 10 million) in adjustments for inflation and exchange rate changes, due to (a) the reduction of R$ 11 million in revenues from fines, interest and monetary adjustment relating to installment payments made by consumers; partially offset by the increase (b) of R$ 1 million in the adjustment of the balance of tariff subsidies, as determined by Aneel;

(v)	Reduction of 28.6% (R$ 7 million) in the income from financial investments, due to the lower average balance of investments;
(vi)	Reduction of 43.8% (R$ 1 million) in fiscal credits update;
(vii)	Reduction of 9.4% (R$ 1 million) in other financial revenues.

•       Financial Expense: reduction of 15.1% (R$ 36 million), from R$ 241 million in 1Q18 to R$ 205 million in 1Q19, mainly due to the following factors:

(i)

Reduction of 22.0% (R$ 17 million) in adjustments for inflation and exchange rate changes, due to: (a) the mark-to-market positive effect for financial operations under Law 4,131 – non-cash effect (R$ 21 million); partially offset by (b) the increase of debt charges in foreign currency, with swap to CDI interbank rate (R$ 5 million);

(ii)	Reduction of 42.8% (R$ 9 million) in other financial expenses;
(iii)	Reduction of 3.3% (R$ 5 million) in interest on debt in local currency;
(iv)	Sectoral financial liabilities update in 1Q18, in the amount of R$ 5 million;
(v)	Increase of 48.4% (R$ 2 million) in capitalized interest (expense reducer).

11.1.1.7) Net Income

Net Income totaled R$ 465 million in 1Q19, compared to R$ 321 million in 1Q18, an increase of 45.1% (R$ 145 million).

11.1.2) Tariff Events

Reference dates

Tariff Process Dates
Distributor	Date
CPFL Santa Cruz	March 22nd
CPFL Paulista	April 8th
New RGE	June 19th
CPFL Piratininga	October 23rd

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Tariff Revision
Distributor	Periodicity	Next Revision	Cycle
CPFL Piratininga	Every 4 years	October 2019	5th PTRC
CPFL Santa Cruz	Every 5 years	March 2021	5th PTRC
CPFL Paulista	Every 5 years	April 2023	5th PTRC
New RGE	Every 5 years	June 2023	5th PTRC

Annual tariff adjustments of October 2018, March 2019 and April 2019

	CPFL Piratininga	CPFL Santa Cruz	CPFL Paulista
Ratifying Resolution	2,472	2,522	2,526
Adjustment	20.01%	13.70%	12.02%
Parcel A	7.07%	1.12%	0.78%
Parcel B	1.76%	0.90%	2.17%
Financial Components	11.18%	11.68%	9.07%
Effect on consumer billings	19.25%	13.31%	8.66%
Date of entry into force	10/23/2018	03/22/2019	04/08/2019

Periodic tariff reviews occurred in 2018

	RGE Sul	RGE
Ratifying Resolution	2,385	2,401
Adjustment	18.44%	21.27%
Parcel A	6.79%	6.11%
Parcel B	4.77%	9.45%
Financial Components	6.88%	5.71%
Effect on consumer billings	22.47%	20.58%
Date of entry into force	04/19/2018	06/19/2018

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4th Periodic Tariff Review Cycle	RGE Sul	RGE
Date	Apr-18	Jun-18
Gross Regulatory Asset Base (A)	3,605	4,374
Depreciation Rate (B)	3.87%	3.74%
Depreciation Quota (C = A x B)	140	164
Net Regulatory Asset Base (D)	2,389	3,032
Pre-tax WACC (E)	12.26%	12.26%
Cost of Capital (F = D x E)	290	372
Special Obligations (G)	5	8
Regulatory EBITDA (H = C + F + G)	435	543
OPEX = CAOM + CAIMI (I)	438	523
Parcel B (J = H + I)	872	1,066
Productivity Index Parcel B ( K )	0.98%	1.07%
Quality Incentive Mechanism ( L)	-0.71%	0.05%
Parcel B with adjusts (M = J * (K - L)	870	1,054
Other Revenues (N)	19	28
Adjusted Parcel B (O = M - N)	851	1,026
Parcel A (P)	2,653	2,816
Required Revenue (Q = O + P)	3,504	3,842

RGE Sul

On April 17, 2018, ANEEL approved the result of the fourth Periodic Tariff Review of distributor RGE Sul. The average effect to be perceived by the consumers was 22.47% and details can be found in the table above.

RGE

On June 19, 2018, ANEEL approved the result of the fourth Periodic Tariff Review of distributor RGE Sul. The average effect to be perceived by the consumers was 20.58% and details can be found in the table above.

11.1.3) Operating Performance of Distribution

SAIDI and SAIFI

Below we are presenting the results achieved by the distribution companies with regard to the main indicators that measure the quality and reliability of their supply of electric energy. The SAIDI (System Average Interruption Duration Index) measures the average duration, in hours, of interruption per consumer per year. The SAIFI (System Average Interruption Frequency Index) measures the average number of interruptions per consumer per year.

SAIDI and SAIFI Indicators
Distributor	SAIDI (hours)										SAIFI (interruptions)
	2014	2015	2016	2017	1Q18	2Q18	3Q18	2018	1Q19	ANEEL1	2014	2015	2016	2017	1Q18	2Q18	3Q18	2018	1Q19	ANEEL1
CPFL Paulista	6.92	7.76	7.62	7.14	6.90	6.50	6.25	6.17	6.46	7.38	4.87	4.89	5.00	4.94	4.76	4.46	4.13	4.03	4.16	6.33
CPFL Piratininga	6.98	7.24	8.44²	6.97	6.37	5.93	6.01	5.92	6.40	6.74	4.19	4.31	3.97²	4.45	4.13	3.61	3.71	3.87	4.31	5.82
RGE	18.28	17.47	16.82	14.83	13.74	13.46	13.15	14.44	14.95	11.48	9.01	8.37	8.44	7.68	7.09	6.71	6.28	6.10	6.27	8.50
CPFL Santa Cruz				6.20	5.80	5.61	5.61	6.01	6.21	8.75				5.12	5.26	4.98	4.89	5.09	4.84	7.88

Notes:

1)      Limit of the Regulatory Agency (ANEEL);

2)      In the previous disclosures, we reported a SAIDI of 6.97 and a SAIFI of 3.80 for CPFL Piratininga in 2016. This number excluded the effect of a CTEEP transmission failure during a storm. However, a decision by ANEEL determined that this effect was included in the SAIDI and SAIFI statistics, so that we corrected the values, as shown in the table.

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The annualized values of SAIDI and SAIFI for the first quarter of 2019 presented lower results than the annualized values for the same period of 2018 (-0.6% in the SAIDI and -9.3% in the SAIFI) in the consolidated of the distributors. In the annualized view by distributor, there was a reduction of 6.5% in the SAIDI and 12.6% in the SAIFI of CPFL Paulista. CPFL Santa Cruz and RGE reduced the SAIFI by 8.0% and 11.3%, respectively.

As regards RGE Sul specifically, the recovery plan for technical indicators remains Rural, Troncal and Urban pruning, treatment of major primary, secondary and damage recidivism, programming of services for testing and maintenance in substations and transmission lines, carry out termovision and ultrasound inspections in distribution networks, substations and transmission lines. In addition, part of the maintenance plan, improvements and extensions of the existing structure, with the forecast of exchanges of posts, capacity adjustment, modernization of substations, and installation of remote control and control equipment. This plan is part of a continuous improvement that is already under development. In addition to the significant investments being made, the significant reduction of these investments has already been observed.

Since 2019, the RGE and RGE Sul concessions have been unified, becoming a single distributor for the purpose of calculating technical indicators.

Losses

Find below the performance of CPFL distribution companies throughout the last quarters:

12M Accumulated Losses[1]	Total Losses
	1Q18	2Q18	3Q18	4Q18	1Q19	ANEEL
CPFL Energia	8.82%	9.02%	8.86%	9.03%	8.84%	8.30%
CPFL Paulista	8.93%	9.10%	8.87%	9.13%	8.86%	8.37%
CPFL Piratininga	7.72%	7.87%	7.79%	7.94%	7.69%	6.92%
RGE	9.45%	9.73%	9.71%	9.70%	9.78%	9.11%
CPFL Santa Cruz	8.65%	8.84%	8.09%	8.56%	7.82%	7.58%

Notes:

1)       The figures above were adequate to a better comparison with the regulatory losses trajectory defined by the Regulatory Agency (ANEEL). In CPFL Piratininga, RGE and RGE Sul, high-voltage customers were disregarded.

The consolidated losses index of CPFL Energia was of 8.84% in 1Q19, compared to 9.03% in 4Q18, a reduction of 0.19 p.p. Compared to 1Q18 (8.82%), there was an increase of 0.02 p.p.

11.2) Commercialization and Services Segments

11.2.1) Commercialization Segment

Consolidated Income Statement - Commercialization (R$ Million)
	1Q19	1Q18	Var.
Net Operating Revenue	760	710	7.1%
EBITDA(1)	31	8	295.0%
Net Loss	15	(0)	-

Note:

(1)       EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

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Operating Revenue

In 1Q19, net operating revenue reached R$ 760 million, representing an increase of 7.1% (R$ 50 million).

EBITDA

In 1Q19, EBITDA totaled R$ 31 million, compared to R$ 8 million in 1Q18, an increase of 295.0% (R$ 23 million).

Net Income

In 1Q19, net income was of R$ 15 million, compared to a net loss of R$ 0.4 million in 1Q18, a variation of R$ 15 million.

11.2.2) Services Segment

Consolidated Income Statement - Services (R$ Million)
	1Q19	1Q18	Var.
Net Operating Revenue	146	112	30.4%
EBITDA(1)	36	23	58.5%
Net Income	23	13	78.1%

Note:

(1)       EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

Operating Revenue

In 1Q19, net operating revenue reached R$ 146 million, representing an increase of 30.4% (R$ 34 million).

EBITDA

In 1Q19, EBITDA totaled R$ 36 million, compared to R$ 23 million in 1Q18, an increase of 58.5% (R$ 13 million).

Net Income

In 1Q19, net income was of R$ 23 million, compared to a net income of R$ 13 million in 1Q18, an increase of 78.1% (R$ 10 million).

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1Q19 Results | May 7, 2019

11.3) Conventional Generation Segment

11.3.1) Economic-Financial Performance

Consolidated Income Statement - Conventional Generation (R$ million)
	1Q19	1Q18	Var.
Gross Operating Revenue	301	308	-2.3%
Net Operating Revenue	269	281	-4.3%
Cost of Electric Power	(29)	(19)	57.4%
Operating Costs & Expenses	(52)	(53)	-2.6%
EBIT	188	210	-10.1%
EBITDA	304	325	-6.5%
Financial Income (Expense)	(44)	(68)	-35.1%
Income Before Taxes	230	227	1.3%
Net Income	184	182	1.4%

Nota:

(1)       EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

11.3.1.1) Operating Revenue

In the analysis presented in this report we consider the migration of the transmission companies CPFL Piracicaba and CPFL Morro Agudo from “Others” to “Conventional Generation” segment.

In 1Q19, Gross Operating Revenue reached R$ 301 million, a reduction of 2.3% (R$ 7 million). Net Operating Revenue was of R$ 269 million, registering a reduction of 4.3% (R$ 12 million).

The main factors that affected the net operating revenue are:

  Reduction of R$ 10 million in other operating revenues;
  Reduction of R$ 1 million in the revenue with the power supply from Jaguari Geração;
  Reduction of R$ 1 million in the revenue with the power supply from CPFL Centrais Geradoras;

Partially offset by:

  Increase of 1.7% (R$ 3 million) in the revenue with the power supply to CPFL Paulista and CPFL Piratininga;
  Increase of 2.0% (R$ 2 million) in the revenue from the plants of Rio das Antas Complex (CERAN).

11.3.1.2) Cost of Electric Power

In the analysis presented in this report we consider the migration of the transmission companies CPFL Piracicaba and CPFL Morro Agudo from “Others” to “Conventional Generation” segment.

In 1Q19, the cost of electric power reached R$ 29 million, an increase of 57.4% (R$ 11 million), mainly due to the following factor:

  Increase of R$ 11 million in the cost with Electric Energy Purchased for Resale, mainly due to the gain in 1Q18 related to the reimbursement of the GSF agreement.

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1Q19 Results | May 7, 2019

11.3.1.3) Operating Costs and Expenses

In the analysis presented in this report we consider the migration of the transmission companies CPFL Piracicaba and CPFL Morro Agudo from “Others” to “Conventional Generation” segment.

Operating costs and expenses reached R$ 52 million in 1Q19, compared to R$ 53 million in 1Q18, a reduction of 2.6% (R$ 1 million). The factors that explain these variations follow below:

PMSO

PMSO (R$ million)
	1Q19	1Q18	Variation
			%
PMSO
Personnel	8	9	-10.2%
Material	1	1	30.1%
Outsourced Services	6	5	16.2%
Other Operating Costs/Expenses	7	8	-13.0%
GSF Risk Premium	2	2	31.9%
Others	5	7	-25.3%
Total PMSO	22	23	-4.4%

PMSO item reached R$ 22 million in 1Q19, registering a reduction of 4.4%, due to the following factors:

           (i)        Reduction of 10.2% (R$ 1 million) in expenses with Personnel;

         (ii)        Reduction of 13.0% (R$ 1 million) in Other Operating Costs/Expenses;

Partially offset by:

        (iii)        Increase of 16.2% (R$ 1 million) in expenses with Outsourced Services;

        (iv)        Increase of 30.1% (R$ 0.2 million) in expenses with Material.

Other operating costs and expenses

Other operating costs and expenses reached R$ 30 million in 1Q19, compared to R$ 31 million in 1Q18, registering a reduction of 1.3% (R$ 0.4 million), explained by the variations below:

           (i)        Reduction of 0.5% (R$ 0.4 million) in Depreciation and Amortization item;

Partially offset by:

         (ii)        Increase of 0.3% (R$ 0.1 million) in Private Pension Fund.

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1Q19 Results | May 7, 2019

11.3.1.4) Equity Income

Equity Income (R$ Million)
	1Q19	1Q18	Var. R$	Var. %
Projects
Barra Grande HPP	3	3	0	13.7%
Campos Novos HPP	30	27	3	11.3%
Foz do Chapecó HPP	30	31	(1)	-2.6%
Epasa TPP	22	24	(2)	-9.5%
Total	86	85	0	0.5%

In 1Q19, Equity Income result reached R$ 86 million, compared to R$ 85 million in 1Q18, an increase of 0.5% (R$ 1 million).

Equity Income (R$ Million)
EPASA	1Q19	1Q18	Var. R$	Var. %

Net Revenue	105	93	12	12.3%
Operating Costs / Expenses	(71)	(58)	(14)	23.3%
Deprec. / Amortization	(5)	(5)	0	-0.5%
Net Financial Result	(2)	(2)	0	-1.8%
Income Tax	(5)	(5)	(0)	7.0%
Net Income	22	24	(2)	-9.5%

Equity Income (R$ Million)
FOZ DO CHAPECO	1Q19	1Q18	Var. R$	Var. %

Net Revenue	108	106	2	2.0%
Operating Costs / Expenses	(29)	(24)	(4)	18.3%
Deprec. / Amortization	(16)	(15)	(0)	1.9%
Net Financial Result	(18)	(12)	(6)	47.8%
Income Tax	(15)	(16)	1	-5.1%
Net Income	30	31	(1)	-2.6%

Equity Income (R$ Million)
BAESA	1Q19	1Q18	Var. R$	Var. %

Net Revenue	14	16	(1)	-7.0%
Operating Costs / Expenses	(6)	(5)	(1)	25.2%
Deprec. / Amortization	(3)	(3)	(0)	0.3%
Net Financial Result	(0)	(0)	0	-95.4%
Income Tax	(2)	(2)	(0)	11.0%
Net Income	3	3	0	13.7%

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Equity Income (R$ Million)
ENERCAN	1Q19	1Q18	Var. R$	Var. %

Net Revenue	68	69	(1)	-1.4%
Operating Costs / Expenses	(12)	(15)	3	-23.1%
Deprec. / Amortization	(6)	(6)	0	-4.6%
Net Financial Result	(4)	(5)	1	-27.7%
Income Tax	(16)	(14)	(2)	11.3%
Net Income	30	27	3	11.3%

11.3.1.5) EBITDA

In 1Q19, EBITDA was of R$ 304 million, compared to R$ 325 million in 1Q18, a reduction of 6.5% (R$ 21 million).

Conciliation of Net Income and EBITDA (R$ million)
	1Q19	1Q18	Var.
Net Income	184	182	1.4%
Depreciation and Amortization	30	30
Financial Result	44	68
Income Tax /Social Contribution	46	45
EBITDA	304	325	-6.5%

11.3.1.6) Financial Result

Financial Result (Adjusted - R$ Million)
	1Q19	1Q18	Var.
Revenues
Income from Financial Investments	3	15	-76.7%
Adjustment for inflation and exchange rate changes	0	4	-97.4%
Interest on loan agreements	7	0	2485.1%
PIS and COFINS on other finance income	(0)	(1)	-32.9%
Others	0	1	-75.2%
Total	10	20	-50.7%

Expenses
Interest on debts	(47)	(64)	-26.5%
Adjustment for inflation and exchange rate changes	(4)	(20)	-78.7%
Use of Public Asset	(2)	(4)	-49.3%
Others	(1)	(1)	11.4%
Total	(54)	(88)	-38.7%

Financial Result	(44)	(68)	-35.1%

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In 1Q19, the financial result was a net financial expense of R$ 44 million, representing a reduction of 35.1% (R$ 24 million), compared to net financial expenses of R$ 68 million registered in 1Q18.

•        Financial Revenues moved from R$ 20 million in 1Q18 to R$ 10 million in 1Q19, a reduction of 50.7% (R$ 10 million), due to:

✓  Reduction of 76.7% (R$ 11 million) related to income from financial investments;

✓  Variation of R$ 4 million in monetary and foreign exchange updates (zero-cost collar derivative2 effect of R$ 5 million in the period);

✓  Reduction of 75.2% (R$ 1 million) in other financial income;

Partially offset by:

✓  Revenue of R$ 6 million in 1Q19, related to interest on loan agreements;

•        Financial Expenses moved from R$ 88 million in 1Q18 to R$ 54 million in 1Q19, a reduction of 38.7% (R$ 34 million), due to:

✓  Reduction of 26.5% (R$ 17 million) in debt charges, due to the reduction in the volume of debt, and also to the reduction in the CDI interbank rate;

✓  Reduction of 78.7% (R$ 15 million) in monetary and foreign exchange updates;

✓  Reduction of 49.3% (R$ 2 million) in the financial expenses with the Use of Public Asset (UBP).

11.3.1.7) Net Income

In 1Q19, net income was of R$ 184 million, compared to a net income of R$ 182 million in 1Q18, an increase of 1.4% (R$ 2 million).

11.4) CPFL Renováveis

11.4.1) Economic-Financial Performance

Income Statement - CPFL Renováveis ( R$ Million)
	1Q19	1Q18	Var. %
Gross Operating Revenue	354	406	-12.8%
Net Operating Revenue	334	384	-12.9%
Cost of Electric Power	(53)	(70)	-24.4%
Operating Costs & Expenses	(249)	(243)	2.7%
EBIT	31	70	-55.1%
EBITDA (1)	192	228	-15.7%
Financial Income (Expense)	(112)	(129)	-13.5%
Income Before Taxes	(80)	(59)	35.7%
Net Income	(93)	(73)	28.3%

Note:

(1) EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

2 In 2015, subsidiary CPFL Geração contracted US$ denominated put and call options, involving the same financial institution as counterpart, and which on a combined basis are characterized as an operation usually known as zero-cost collar. The contracting of this operation does not involve any kind of speculation, inasmuch as it is aimed at minimizing any negative impacts on future revenues of the joint venture ENERCAN, which has electric energy sale agreements with annual restatement of part of the tariff based on the variation in the US$. In addition, according to Management’s view, the scenario was favorable for contracting this type of financial instrument, considering the high volatility implicit in dollar options and the fact that there was no initial cost for same.

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11.4.1.1) Operating Revenue

In 1Q19, Gross Operating Revenue reached R$ 354 million, representing a reduction of 12.8% (R$ 52 million). Net Operating Revenue reached R$ 334 million, representing a reduction of 12.9% (R$ 49 million). These variations are mainly explained by the following factors:

Wind Source:

•        Reduction of R$ 44 million in revenue from wind farms, mainly due to: (i) the difference in the price of energy sold in the new energy auction through the Surplus and Deficit Offset Mechanism (MCSD), since the energy no longer contracted in 1Q18 was sold in the free market at a price higher than the contract price in the regulated market in 1Q19; and (ii) the lower generation of wind complexes.

SHPPs Source and Holding Company:

•        Reduction of R$ 11 million in revenue from SHPPs, chiefly due to the different strategy of seasonal adjustment of physical guarantee in the agreements between the periods (-R$ 42 million), partially offset by the secondary energy in the MRE, in the amount of R$ 26 million, and other effects of financial settlement in the amount of R$ 5 million at CCEE.

•        Increase of R$ 10 million in revenue from the Holding company due to intercompany operations with Boa Vista II SHPP, which started commercial operations in November 2018, and with wind farms. Other revenues also include the sale of a project with a positive impact of R$ 2 million in 1Q19.

Biomass Source:

•        Reduction of R$ 4 million in revenue from biomass due to the strategy of seasonal adjustments to agreements and the lower generation at some plants.

11.4.1.2) Cost of Electric Power

In 1Q19, cost of electric power totaled R$ 53 million, representing a reduction of 24.4% (R$ 17 million). Energy purchase cost totaled R$ 29 million in 1Q19, a reduction of 36.1% (R$ 17 million), mainly due to the lower energy purchase volume to meet the short-term market exposure and hedge operations. Cost of system use fees totaled R$ 24 million in 1Q19, a reduction of 2.7% (R$ 1 million), chiefly due to the positive effect of the recovery of PIS and Cofins credits, which was partially offset by price adjustments in connection charges, as well as the distribution and transmission system use and connection tariffs.

11.4.1.3) Operating Costs and Expenses

Operating Costs and Expenses reached R$ 249 million in 1Q19, compared to R$ 243 million in 1Q18, representing an increase of 2.7% (R$ 6 million).

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The factors that explain these variations follow:

PMSO

PMSO (R$ million)
	1Q19	1Q18	Variation
			R$ MM	%
Reported PMSO
Personnel	(26)	(25)	(1)	5.7%
Material	(4)	(10)	6	-56.8%
Outsourced Services	(45)	(43)	(3)	6.5%
Other Operating Costs/Expenses	(13)	(8)	(5)	61.7%
GSF Risk Premium	(1)	(1)	1	-50.0%
Others	(12)	(7)	(6)	81.5%
Total PMSO	(89)	(85)	(4)	4.2%

The PMSO item reached R$ 89 million in 1Q19, compared to R$ 85 million in 1Q18, an increase of 4.2% (R$ 4 million), mainly due to the reversal of provision for impairment in 1Q18, in the amount of R$ 6 million, which did not repeat in 1Q19, partially offset by the lower costs (R$ 3 million) with: (i) leases, given the lower generation, since a part of this payment is linked to the Company’s revenue, which was affected by weaker winds, and (ii) recovery of PIS and Cofins credits.

Other operating costs and expenses

Other operating costs and expenses, represented by Depreciation and Amortization accounts, reached R$ 161 million in 1Q19, increase of 1.8% (R$ 3 million), due to the startup of Boa Vista II SHPP in November 2018.

11.4.1.4) EBITDA

In 1Q19, EBITDA was of R$ 192 million, compared to R$ 228 million in 1Q18, a reduction of 15.7% (R$ 36 million). This reduction is mainly due to: (i) lower net revenue; (ii) reversal of provision for impairment in 1Q18.  These items were partially offset by the lower energy purchase costs.

Conciliation of Net Income and EBITDA (R$ million)
	1Q19	1Q18	Var.
Net income	(93)	(73)	28.3%
Amortization	(161)	(158)
Financial Results	(112)	(129)
Income Tax /Social Contribution	(13)	(13)
EBITDA	192	228	-15.7%

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11.4.1.5) Financial Result

Financial Result (Adjusted - R$ Million)
	1Q19	1Q18	Var.
Revenues
Income from Financial Investments	20	24	-14.9%
Late payment interest and fines	0	0	1200.0%
Judicial Deposits Update	0	0	-12.1%
Monetary and Foreign Exchange Updates	0	0	-58.8%
PIS and COFINS - over Other Financial Revenues	(1)	(1)	-10.1%
Others	29	7	318.8%
Total	49	30	61.2%

Expenses
Debt Charges	(97)	(119)	-18.0%
Monetary and Foreign Exchange Updates	(18)	(18)	2.5%
(-) Capitalized Interest	-	2	-100.0%
Others	(45)	(25)	76.6%
Total	(160)	(159)	-0.6%
	-	-
Financial Result	(112)	(129)	-13.6%

Net financial result registered a net financial expense of R$ 112 million in 1Q19, a reduction 13.5% (R$ 18 million).

Financial revenues totaled R$ 49 million in 1Q19, an increase of 61.2% (R$ 18 million), mainly due to the higher revenue from inflation adjustment on amounts receivable from settlements in the CCEE (R$ 22 million), partially offset by the lower average CDI rate in the periods (6.40% in 1Q19 vs. 6.73% in 1Q18).

Financial expenses totaled R$ 160 million in 1Q19, an increase of 0.6% (R$ 1 million), mainly due to the increase in debt expenses related to projects, which, with the operational startup, cease to be capitalized and start affecting the result and inflation adjustment on the GSF provision, partially offset by the decline in the average CDI rate and the TJLP rate.

11.4.1.6) Net Income

In 1Q19, net loss was of R$ 93 million, compared to the net loss of R$ 73 million in 1Q18, a variation of 28.3% (R$ 20 million). This performance mainly reflect the lower EBITDA and financial result.

11.4.2) Status of Generation Projects – 100% Participation

On the date of this report, the portfolio of projects of CPFL Renováveis (100% participation) totaled 2,133 MW of operating installed capacity and 97 MW of capacity under construction. The operational power plants comprises 40 Small Hydroelectric Power Plants – SHPPs (453 MW), 45 wind farms (1,309 MW), 8 biomass thermoelectric power plants (370 MW) and 1 solar power plant (1 MW). Still under construction there are 1 SHPP (28 MW) and 4 wind farms (69 MW).

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Additionally, CPFL Renováveis owns wind, solar and SHPP projects under development totaling 2,903 MW.

The table below illustrates the overall portfolio of assets (100% participation) in operation, construction and development, and its installed capacity on this date.

CPFL Renováveis - Portfolio (100% participation)
In MW	SHPP	Biomass	Wind	Solar	Total
Operating	453	370	1,309	1	2,133
Under construction	28	-	69	-	97
Under development	149	-	2,415	340	2,903
Total	630	370	3,792	341	5,134

Lucia Cherobim SHPP

The PCH Lucia Cherobim, project located in the State of Paraná, is scheduled to have its start-up in 2024. The installed capacity is of 28.0 MW and the physical guarantee is of 16.6 average-MW. Energy was sold through a long-term contract in the 2018 A-6 new energy auction (price: R$ 189.95/MWh – March 2018).

Wind Farms of the Gameleira Complex

The wind farms of the Gameleira Complex (Costa das Dunas, Figueira Branca, Farol de Touros e Gameleira), located in the State of Rio Grande do Norte, is scheduled to have its start-up in 2024. The installed capacity is of 69.3 MW and the phusical guarantee is of 39.4 average-MW. Part of the energy (12.0 average-MW) was sold through a long-term contract it the 2018 A-6 new energy auction (price: R$ 89.89/MWh – March 2018).

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12) ATTACHMENTS

12.1) Statement of Assets – CPFL Energia

(R$ thousands)

	Consolidated
ASSETS	03/31/2019	12/31/2018	03/31/2018

CURRENT
Cash and Cash Equivalents	3,440,809	1,891,457	3,028,978
Consumers, Concessionaries and Licensees	4,704,583	4,547,951	4,258,871
Dividend and Interest on Equity	100,182	100,182	56,145
Recoverable Taxes	421,109	411,256	417,645
Derivatives	260,847	309,484	341,350
Sectoral Financial Assets	1,402,757	1,330,981	570,967
Concession Financial Assets	-	-	24,017
Contractual Assets	23,685	23,535	-
Other Credits	681,831	787,470	905,061
TOTAL CURRENT	11,035,803	9,402,316	9,603,034

NON-CURRENT
Consumers, Concessionaries and Licensees	687,826	752,795	243,195
Judicial Deposits	859,842	854,374	854,224
Recoverable Taxes	423,610	253,691	235,563
Sectoral Financial Assets	27,093	223,880	66,841
Derivatives	349,932	347,507	116,934
Deferred Taxes	932,673	956,380	977,462
Concession Financial Assets	7,677,726	7,430,149	6,794,551
Investments at Cost	116,654	116,654	116,654
Other Credits	710,930	927,440	861,611
Investments	1,066,138	980,362	1,065,403
Property, Plant and Equipment	9,351,350	9,456,614	9,678,537
Contractual Assets	1,329,593	1,046,433	-
Intangible	9,376,904	9,462,935	10,552,350
TOTAL NON-CURRENT	32,910,270	32,809,214	31,563,326

TOTAL ASSETS	43,946,073	42,211,530	41,166,359

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12.2) Statement of Liabilities – CPFL Energia

(R$ thousands)

	Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	03/31/2019	12/31/2018	03/31/2018

CURRENT
Suppliers	3,159,696	2,398,085	2,528,146
Loans and Financing	2,764,095	2,446,113	3,562,035
Debentures	1,116,111	917,352	1,892,414
Employee Pension Plans	109,611	86,623	66,133
Regulatory Charges	125,274	150,656	145,194
Taxes, Fees and Contributions	724,688	765,438	721,308
Dividend and Interest on Equity	532,790	532,608	294,141
Accrued Liabilities	129,141	119,252	124,533
Derivatives	4,863	8,139	40,943
Sectoral Financial Liabilities	-	-	17,860
Public Utilities	11,771	11,570	10,939
Other Accounts Payable	1,048,916	979,296	1,061,146
TOTAL CURRENT	9,726,955	8,415,132	10,464,792

NON-CURRENT
Suppliers	320,024	333,036	130,334
Loans and Financing	8,588,747	8,989,846	6,536,192
Debentures	8,007,720	8,023,493	8,816,277
Employee Pension Plans	1,135,215	1,156,639	872,113
Taxes, Fees and Contributions	7,053	9,691	16,459
Deferred Taxes	1,130,097	1,136,227	1,236,496
Reserve for Tax, Civil and Labor Risks	979,335	979,360	978,316
Derivatives	20,135	23,659	37,544
Sectoral Financial Liabilities	218,038	46,703	23,973
Public Utilities	88,957	89,965	84,847
Other Accounts Payable	623,054	475,396	429,795
TOTAL NON-CURRENT	21,118,375	21,264,015	19,162,345

SHAREHOLDERS' EQUITY
Capital	5,741,284	5,741,284	5,741,284
Capital Reserve	469,257	469,257	468,018
Legal Reserve	900,992	900,992	798,090
Statutory Reserve - Concession Financial Assets	-	-	867,912
Statutory Reserve - Strengthening of Working Capital	3,527,510	3,527,510	1,292,046
Other Comprehensive Income	(380,790)	(376,294)	(189,025)
Retained Earnings	609,873	-	360,478
	10,868,126	10,262,749	9,338,803
Non-Controlling Shareholders' Interest	2,232,617	2,269,634	2,200,419
TOTAL SHAREHOLDERS' EQUITY	13,100,743	12,532,383	11,539,223

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	43,946,073	42,211,530	41,166,359

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12.3) Income Statement – CPFL Energia

(R$ thousands)

Consolidated
	1Q19	1Q18	Variation
OPERATING REVENUES
Electricity Sales to Final Customers	8,009,894	6,747,443	18.7%
Electricity Sales to Distributors	1,352,491	998,459	35.5%
Revenue from building the infrastructure	415,213	370,562	12.0%
Update of concession's financial asset	64,491	64,857	-0.6%
Sectorial financial assets and liabilities	(323,880)	373,547	-
Other Operating Revenues	1,269,547	1,082,629	17.3%
	10,787,756	9,637,497	11.9%

DEDUCTIONS FROM OPERATING REVENUES	(3,660,309)	(3,262,842)	12.2%
NET OPERATING REVENUES	7,127,446	6,374,654	11.8%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(3,952,543)	(3,301,275)	19.7%
Electricity Network Usage Charges	(531,221)	(712,446)	-25.4%
	(4,483,763)	(4,013,721)	11.7%
OPERATING COSTS AND EXPENSES
Personnel	(348,018)	(337,745)	3.0%
Material	(66,856)	(62,622)	6.8%
Outsourced Services	(165,010)	(180,932)	-8.8%
Other Operating Costs/Expenses	(175,260)	(105,822)	65.6%
Allowance for Doubtful Accounts	(68,615)	(26,420)	159.7%
Legal and judicial expenses	(32,038)	(12,284)	160.8%
Others	(74,607)	(67,118)	11.2%
Cost of building the infrastructure	(415,211)	(370,559)	12.1%
Employee Pension Plans	(28,150)	(22,477)	25.2%
Depreciation and Amortization	(332,331)	(318,676)	4.3%
Amortization of Concession's Intangible	(72,109)	(71,508)	0.8%
	(1,602,946)	(1,470,341)	9.0%

EBITDA[1]	1,531,097	1,366,277	12.1%

INCOME FROM ELECTRIC ENERGY SERVICE	1,040,736	890,592	16.9%

FINANCIAL REVENUES (EXPENSES)
Financial Revenues	206,595	197,151	4.8%
Financial Expenses	(426,635)	(504,671)	-15.5%
	(220,040)	(307,519)	-28.4%

EQUITY ACCOUNTING
Equity Accounting	85,920	85,501	0.5%
Assets Surplus Value Amortization	(145)	(145)	0.0%
	85,775	85,356	0.5%

INCOME BEFORE TAXES ON INCOME	906,472	668,428	35.6%

Social Contribution	(90,050)	(66,869)	34.7%
Income Tax	(246,064)	(182,156)	35.1%

NET INCOME	570,358	419,404	36.0%
Controlling Shareholders' Interest	603,451	443,783	36.0%
Non-Controlling Shareholders' Interest	(33,093)	(24,379)	35.7%

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Note:

(1) EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization, according to CVM Instruction no. 527/12.

12.4) Cash Flow – CPFL Energia

(R$ thousands)

Consolidated

	1Q19	Last 12M

Beginning Balance	1,891,457	3,028,978

Net Income Before Taxes	906,472	3,178,021

Depreciation and Amortization	404,440	1,608,319
Interest on Debts and Monetary and Foreign Exchange Restatements	256,867	1,015,250
Consumers, Concessionaries and Licensees	(160,055)	(1,103,434)
Sectoral Financial Assets	194,604	(630,579)
Accounts Receivable - Resources Provided by the CDE/CCEE	4,318	26,296
Suppliers	748,599	667,767
Sectoral Financial Liabilities	129,276	120,076
Accounts Payable - CDE	6,169	79,304
Interest on Debts and Debentures Paid	(286,886)	(1,312,498)
Income Tax and Social Contribution Paid	(317,300)	(881,612)
Others	11,816	451,168
	991,848	40,057

Total Operating Activities	1,898,320	3,218,078

Investment Activities
Purchases of Contract Asset, Property, Plant and Equipment and Intangible Assets	(445,566)	(2,082,075)
Others	22,100	253,654
Total Investment Activities	(423,466)	(1,828,421)

Financing Activities
Loans and Debentures	799,731	7,462,664
Principal Amortization of Loans and Debentures, Net of Derivatives	(721,465)	(8,126,156)
Dividend and Interest on Equity Paid	(3,767)	(322,327)
Others	-	7,994
Total Financing Activities	74,499	(977,825)

Cash Flow Generation	1,549,353	411,832

Ending Balance - 03/31/2019	3,440,810	3,440,810

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12.5) Income Statement – Conventional Generation Segment

(R$ thousands)

Conventional Generation
	1Q19	1Q18	Var.
OPERATING REVENUE
Eletricity Sales to Distributors	288,273	285,178	1.1%
Revenue from construction of concession infrastructure	55	84	-35.1%
Other Operating Revenues	12,488	22,701	-45.0%
	300,816	307,963	-2.3%

DEDUCTIONS FROM OPERATING REVENUE	(31,356)	(26,508)	18.3%
NET OPERATING REVENUE	269,460	281,455	-4.3%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(22,411)	(11,719)	91.2%
Eletricity Network Usage Charges	(6,789)	(6,831)	-0.6%
	(29,200)	(18,550)	57.4%
OPERATING COSTS AND EXPENSES
Personnel	(7,879)	(8,778)	-10.2%
Material	(889)	(683)	30.1%
Outsourced Services	(5,637)	(4,852)	16.2%
Other Operating Costs/Expenses	(7,360)	(8,463)	-13.0%
Costs of infrastructure construction	(53)	(81)	-35.1%
Employee Pension Plans	(473)	(388)	21.8%
Depreciation and Amortization	(27,211)	(27,655)	-1.6%
Amortization of Concession's Intangible	(2,492)	(2,492)	0.0%
	(51,992)	(53,392)	-2.6%

EBITDA	303,890	325,160	-6.5%

EBIT	188,267	209,513	-10.1%

FINANCIAL INCOME (EXPENSE)
Financial Income	10,087	20,463	-50.7%
Financial Expenses	(54,127)	(88,328)	-38.7%
	(44,040)	(67,866)	-35.1%

EQUITY ACCOUNTING
Equity Accounting	85,920	85,501	0.5%
Assets Surplus Value Amortization	(145)	(145)	0.0%
	85,775	85,356	0.5%

INCOME BEFORE TAXES ON INCOME	230,003	227,003	1.3%

Social Contribution	(12,113)	(11,979)	1.1%
Income Tax	(33,521)	(33,144)	1.1%

NET INCOME	184,369	181,880	1.4%

Note:

(1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

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12.6) Income Statement – CPFL Renováveis

(R$ thousands)

Consolidated - 100% Participation
	1Q19	1Q18	Var.	Var. %
OPERATING REVENUES
Eletricity Sales to Final Consumers	5,824	5,806	17	0.3%
Eletricity Sales to Distributors	344,976	398,767	(53,791)	-13.5%
Other Operating Revenues	2,811	944	1,868	198.0%
	353,611	405,517	(51,906)	-12.8%

DEDUCTIONS FROM OPERATING REVENUES	(19,422)	(21,964)	2,542	-11.6%
NET OPERATING REVENUES	334,189	383,553	(49,364)	-12.9%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(29,243)	(45,766)	16,522	-36.1%
Eletricity Network Usage Charges	(24,027)	(24,700)	673	-2.7%
	(53,271)	(70,466)	17,195	-24.4%
OPERATING COSTS AND EXPENSES
Personnel	(26,374)	(24,961)	(1,413)	5.7%
Material	(4,185)	(9,688)	5,503	-56.8%
Outsourced Services	(45,471)	(42,707)	(2,765)	6.5%
Other Operating Costs/Expenses	(12,847)	(7,946)	(4,901)	61.7%
Depreciation and Amortization	(120,774)	(118,481)	(2,293)	1.9%
Amortization of Concession's Intangible	(39,807)	(39,206)	(601)	1.5%
	(249,458)	(242,988)	(6,470)	2.7%

EBITDA[1]	192,040	227,786	(35,746)	-15.7%

EBIT	31,460	70,099	(38,640)	-55.1%

FINANCIAL INCOME (EXPENSE)
Financial Income	48,590	30,140	18,450	61.2%
Financial Expenses	(160,296)	(159,354)	(942)	0.6%
	(111,706)	(129,214)	17,508	-13.5%

INCOME BEFORE TAXES ON INCOME	(80,246)	(59,115)	(21,131)	35.7%

Social Contribution	(4,278)	(4,618)	340	-7.4%
Income Tax	(8,499)	(8,788)	288	-3.3%

NET INCOME	(93,023)	(72,521)	(20,503)	28.3%

Note:

(1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

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1Q19 Results | May 7, 2019

12.7) Income Statement – Distribution Segment

(R$ thousands)

Consolidated
	1Q19	1Q18	Variation
OPERATING REVENUE
Electricity Sales to Final Customers	7,506,525	6,281,379	19.5%
Electricity Sales to Distributors	560,114	202,923	176.0%
Revenue from building the infrastructure	415,159	370,478	12.1%
Adjustments to the concession´s financial asset	64,491	64,857	-0.6%
Sectoral financial assets and liabilities	(323,880)	373,547	-
Other Operating Revenues	1,223,786	1,036,257	18.1%
	9,446,194	8,329,440	13.4%

DEDUCTIONS FROM OPERATING REVENUE	(3,509,968)	(3,128,682)	12.2%
NET OPERATING REVENUE	5,936,226	5,200,758	14.1%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(3,370,234)	(2,763,525)	22.0%
Electricity Network Usage Charges	(506,967)	(687,349)	-26.2%
	(3,877,202)	(3,450,874)	12.4%
OPERATING COSTS AND EXPENSES
Personnel	(226,346)	(224,119)	1.0%
Material	(45,710)	(39,840)	14.7%
Outsourced Services	(206,688)	(206,481)	0.1%
Other Operating Costs/Expenses	(157,859)	(94,501)	67.0%
Allowance for Doubtful Accounts	(68,124)	(26,210)	159.9%
Legal and Judicial Expenses	(30,525)	(11,448)	166.6%
Others	(59,211)	(56,843)	4.2%
Cost of building the infrastructure	(415,159)	(370,478)	12.1%
Employee Pension Plans	(27,678)	(22,089)	25.3%
Depreciation and Amortization	(177,871)	(166,372)	6.9%
Amortization of Concession's Intangible	(14,133)	(14,133)	0.0%
	(1,271,444)	(1,138,012)	11.7%

EBITDA[1]	979,585	792,377	23.6%

EBIT	787,581	611,873	28.7%

FINANCIAL INCOME (EXPENSE)
Financial Income	145,176	136,438	6.4%
Financial Expenses	(204,707)	(241,145)	-15.1%
Interest on Equity
	(59,531)	(104,708)	-43.1%

INCOME BEFORE TAXES ON INCOME	728,049	507,165	43.6%

Social Contribution	(70,451)	(49,883)	41.2%
Income Tax	(192,518)	(136,727)	40.8%

NET INCOME	465,081	320,554	45.1%

Note:

(1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

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1Q19 Results | May 7, 2019

12.8) Economic-Financial Performance by Distributor

(R$ thousands)

Summary of Income Statement by Distribution Company (R$ Thousands)

CPFL PAULISTA
	1Q19	1Q18	Var.
Gross Operating Revenue	3,982,393	3,504,262	13.6%
Net Operating Revenue	2,525,566	2,202,574	14.7%
Cost of Electric Power	(1,701,886)	(1,486,568)	14.5%
Operating Costs & Expenses	(512,970)	(461,701)	11.1%
EBIT	310,710	254,305	22.2%
EBITDA(1)	374,250	314,362	19.1%
Financial Income (Expense)	(18,649)	(32,534)	-42.7%
Income Before Taxes	292,061	221,771	31.7%
Net Income	187,465	141,046	32.9%

CPFL PIRATININGA
	1Q19	1Q18	Var.
Gross Operating Revenue	1,792,358	1,520,521	17.9%
Net Operating Revenue	1,097,619	917,011	19.7%
Cost of Electric Power	(760,342)	(634,823)	19.8%
Operating Costs & Expenses	(221,127)	(168,418)	31.3%
EBIT	116,151	113,769	2.1%
EBITDA(1)	143,060	138,457	3.3%
Financial Income (Expense)	(9,948)	(24,646)	-59.6%
Income Before Taxes	106,203	89,124	19.2%
Net Income	67,491	56,108	20.3%

RGE
	1Q19	1Q18	Var.
Gross Operating Revenue	3,254,520	2,918,282	11.5%
Net Operating Revenue	2,000,662	1,823,827	9.7%
Cost of Electric Power	(1,245,620)	(1,180,589)	5.5%
Operating Costs & Expenses	(462,376)	(434,851)	6.3%
EBIT	292,665	208,387	40.4%
EBITDA(1)	382,181	293,237	30.3%
Financial Income (Expense)	(27,594)	(44,374)	-37.8%
Income Before Taxes	265,071	164,012	61.6%
Net Income	168,303	103,151	63.2%

CPFL SANTA CRUZ
	1Q19	1Q18	Var.
Gross Operating Revenue	416,922	386,375	7.9%
Net Operating Revenue	312,379	257,346	21.4%
Cost of Electric Power	(169,354)	(148,894)	13.7%
Operating Costs & Expenses	(74,971)	(73,041)	2.6%
EBIT	68,055	35,411	92.2%
EBITDA(1)	80,094	46,320	72.9%
Financial Income (Expense)	(3,340)	(3,154)	5.9%
Income Before Taxes	64,714	32,257	100.6%
Net Income	41,823	20,249	106.5%

Note:

(1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

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1Q19 Results | May 7, 2019

12.9) Sales within the Concession Area by Distributor (In GWh)

CPFL Paulista
	1Q19	1Q18	Var.
Residential	2,654	2,461	7.9%
Industrial	2,673	2,674	0.0%
Commercial	1,549	1,465	5.7%
Others	1,104	1,050	5.2%
Total	7,980	7,649	4.3%

CPFL Piratininga
	1Q19	1Q18	Var.
Residential	1,135	1,042	8.9%
Industrial	1,503	1,601	-6.1%
Commercial	697	652	7.0%
Others	333	291	14.5%
Total	3,669	3,586	2.3%

RGE
	1Q19	1Q18	Var.
Residential	1,593	1,467	8.6%
Industrial	1,500	1,482	1.2%
Commercial	747	735	1.6%
Others	1,463	1,567	-6.7%
Total	5,304	5,251	1.0%

CPFL Santa Cruz
	1Q19	1Q18	Var.
Residential	221	202	9.4%
Industrial	266	237	12.0%
Commercial	101	93	9.0%
Others	190	166	14.4%
Total	779	699	11.4%

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1Q19 Results | May 7, 2019

12.10) Sales to the Captive Market by Distributor (in GWh)

CPFL Paulista
	1Q19	1Q18	Var.
Residential	2,654	2,461	7.9%
Industrial	591	641	-7.8%
Commercial	1,150	1,107	3.9%
Others	1,069	1,007	6.2%
Total	5,464	5,215	4.8%

CPFL Piratininga
	1Q19	1Q18	Var.
Residential	1,135	1,042	8.9%
Industrial	259	287	-9.7%
Commercial	506	477	6.2%
Others	289	251	15.3%
Total	2,190	2,056	6.5%

RGE
	1Q19	1Q18	Var.
Residential	1,593	1,467	8.6%
Industrial	455	479	-4.9%
Commercial	647	653	-0.9%
Others	1,456	1,560	-6.7%
Total	4,152	4,158	-0.2%

CPFL Santa Cruz
	1Q19	1Q18	Var.
Residential	221	202	9.4%
Industrial	97	98	-1.4%
Commercial	94	87	7.9%
Others	190	166	14.1%
Total	602	554	8.7%

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1Q19 Results | May 7, 2019

12.11) Reconciliation of Net Debt/EBITDA Pro Forma ratio of CPFL Energia for purposes of financial covenants calculation

(R$ million)

Net Debt Pro Forma Reconciliation (1Q19)

Net debt - Generation projects
Mar-19	Majority-controlled subsidiaries (fully consolidated)				Investees accounted for under the equity method					Total
	CERAN	CPFL Renováveis	Paulista Lajeado	Subtotal	ENERCAN	BAESA	Chapecoense	EPASA	Subtotal
Borrowings and Debentures	430	5,420	-	5,850	512	-	1,154	178	1,844	7,694
(-) Cash and Cash Equivalents	(61)	(799)	(12)	(872)	(94)	(52)	(85)	(30)	(260)	(1,133)
Net Debt	369	4,621	(12)	4,978	419	(52)	1,069	148	1,583	6,561
CPFL Stake (%)	65.00%	51.56%	59.93%	-	48.72%	25.01%	51.00%	53.34%	-	-
Net Debt in Generation Projects	240	2,382	(7)	2,615	204	(13)	545	79	815	3,430

Reconciliation
CPFL Energia
Gross Debt		19,891
(-) Cash and Cash Equivalents		(3,441)
Net Debt (IFRS)		16,450
(-) Fully Consolidated Projects		(4,978)
(+) Proportional Consolidation		3,430
Net Debt (Pro Forma)		14,902

EBITDA Pro Forma Reconciliation (1Q19 - LTM)

EBITDA - Generation Projects
1Q19LTM	Majority-controlled subsidiaries (fully consolidated)				Investees accounted for under the equity method					Total
	CERAN	CPFL Renováveis	Paulista Lajeado	Subtotal	ENERCAN	BAESA	Chapecoense	EPASA	Subtotal
Net operating revenue	330	1,887	51	2,268	590	317	868	862	2,636	4,905
Operating cost and expense	(95)	(714)	(24)	(833)	(182)	(219)	(200)	(587)	(1,189)	(2,022)
EBITDA	235	1,173	27	1,435	408	97	668	274	1,448	2,883
CPFL stake (%)	65.00%	51.56%	59.93%	-	48.72%	25.01%	51.00%	53.34%	-	-
Proportional EBITDA	153	605	16	774	199	24	340	146	710	1,484

Reconciliation
CPFL Energia - 1Q19 LTM
Net income		2,317
Amortization		1,608
Financial Results		1,015
Income Tax /Social Contribution		861
EBITDA		5,802
(-) Equity income		(335)
(-) EBITDA - Fully consolidated projects		(1,435)
(+) Proportional EBITDA		1,484
EBITDA Pro Forma		5,515

Net Debt / EBITDA Pro Forma		2.70x

Note: in accordance with financial covenants calculation in cases of assets acquired by the Company.

Page 57 de 57

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 7, 2019

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.